EXHIBIT (13)

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (2008-2010)

Overview

CTS Corporation ("we", "our", "us") is a global manufacturer of components and sensors used primarily in the automotive, communications and defense and aerospace markets. We also provide electronic manufacturing solutions, including design and supply chain management functions, primarily serving the defense and aerospace, communications, industrial and medical markets under contract arrangements with original equipment manufacturers ("OEMs").

Net sales in 2010 of $552.6 million were reported through two segments, Components and Sensors and Electronics Manufacturing Services ("EMS"), which represented 51.2% and 48.8% of net sales in 2010, respectively. In 2009, Components and Sensors contributed 42.7% of net sales while EMS contributed 57.3% of net sales.

In 2010, sales showed gradual improvement from 2009 primarily due to generally improved economic trends driving increased customer demand and the impact of increased new product introductions and higher market penetration. Sales trends in each quarter of 2010 were higher relative to the corresponding quarter in 2009. Both sales and operating earnings improved sequentially through the first three quarters of 2010, reflecting more diversified sales mix and improved absorption of fixed costs as a result of an increase in sales. Operating earnings in the fourth quarter were down relative to the same quarter of 2009 due to unfavorable absorption of fixed costs and less favorable segment mix.

Throughout 2010, we were committed to maintaining profitability and continued to focus on two key priorities: (1) improving profitability concurrently with growing sales; and (2) new product introductions, winning new business and increasing our market share. As a result, we continued to see growth in certain of our existing served markets, as well as new business awards from existing and new customers. We also managed our cost structure and right-sized our operations by taking a restructuring action in the fourth quarter 2010, including the transfer and consolidation of certain operations to further improve our cost structure, and reducing our headcount and discretionary spending.

As discussed in more detail throughout the MD&A:

- Full-year net sales of $552.6 million in 2010 increased $53.6 million, or 10.8%, compared to $499.0 million in 2009, primarily due to generally improved economic trends driving increased customer demand and the impact of our increased new product introductions and higher market penetration. Net sales in the Components and Sensors segment increased by 32.7% compared to 2009, primarily attributed to increased automotive product sales, reflecting improvement in global light vehicle production, and an increase in electronic component sales due to increased customer demand and new product introductions. Net sales in the EMS segment decreased by 5.6% compared to 2009.

- Gross margins of $119.9 million in 2010 increased $21.1 million from $98.8 million in 2009, primarily due to favorable segment sales mix and improved absorption of fixed costs as a result of an increase in sales volumes. Gross margins as a percent of net sales was 21.7% in 2010, compared to 19.8% in 2009. Within the EMS segment, margins were unfavorably impacted by product mix and lower pricing. Within the Components and Sensors segment, margins improved primarily due to higher absorption of fixed costs as a result of an increase in sales volumes and favorable product sales mix.

- Selling, general and administrative ("SG&A") and research and development ("R&D") expenses were $90.6 million in 2010 compared to $81.3 million in 2009. This increase was driven by incremental expenses to support an increase in sales in the Components and Sensors segment, research and development spending devoted to the development and launch of new commercial market growth initiatives and the reinstatement of certain compensation-related items that were temporarily suspended during 2009 in response to the recessionary economic environment.

- Operating earnings in 2010 were $27.8 million, compared to operating loss of $17.8 million in 2009, primarily due to an increase in net sales and favorable segment product mix. The 2009 operating loss included a $33.2 million goodwill impairment charge; no such charges were incurred in 2010. Also included in operating earnings/(loss) were $1.7 million and $2.2 million of restructuring and restructuring-related costs for the years ended December 31, 2010 and December 31, 2009, respectively. Adjusted operating earnings were $29.5 million and $17.6 million for the years ended December 31, 2010 and 2009, respectively. The table below provides a reconciliation of operating earnings/(loss) to adjusted operating earnings.

- The effective tax rate for 2010 was 21.4% compared to (66.8)% in 2009. The adjusted tax rate for 2010 was 22.1% compared to 19.6% in 2009. The increase in adjusted effective tax rate in 2010 compared to 2009 was primarily due to recording more tax expense in jurisdictions with higher marginal tax rates.

- Interest and other income in 2010 was $0.2 million, versus interest and other expense of $2.6 million in 2009. Compared to the prior year, interest expense decreased $0.8 million primarily due to the maturity of our senior subordinated convertible debt in May 2009 that had an effective interest rate of approximately 7%. Foreign currency exchange gain was $0.7 million in 2010 versus a loss of $1.1 million in 2009, primarily due to the weakening of the U.S. dollar relative to most of the currencies of the countries where we do business.

- Net earnings were $22.0 million in 2010 versus net loss of $34.1 million in 2009. Diluted earnings per share were $0.63 in 2010 compared to diluted loss per share of $1.01 in 2009. Adjusted earnings per share for 2010 were $0.66, which excluded $0.03 of restructuring charges. The 2009 loss per share included $0.98 of goodwill impairment charges, $0.27 for tax expense due to cash repatriation, $0.07 for a tax valuation allowance charge related to one of our Asian tax jurisdictions and restructuring charges of $0.05. Adjusted earnings per share for 2009 were $0.36, excluding these items.

The following table provides a reconciliation of operating earnings/(loss) to adjusted operating earnings:

($ in thousands)	Year Ended December, 31	
	2010	2009
Operating earnings/(loss)	$ 27,843	$ (17,829)
Goodwill impairment	—	33,153
Restructuring and restructuring-related charges	1,697	2,243
Adjusted operating earnings	$ 29,540	$ 17,567

The following tables provide a reconciliation of the effective tax rate to the adjusted effective tax rate:

($ in thousands)	Year Ended 2010			
	Pre-Tax Earnings/ (Loss)	Tax Benefit/ (Expense)	Net Earnings/ (Loss)	Effective Tax Rate
U.S. GAAP	$ 28,026	$ (5,988)	$ 22,038	21.4%
Adjustments to U.S. GAAP:				
Less tax (benefit):				
Restructuring and restructuring-related charges	1,697	(589)	1,108	
Adjusted	29,723	(6,577)	23,146	22.1%

($ in thousands)	Year Ended 2009			
	Pre-Tax Earnings/ (Loss)	Tax Benefit/ (Expense)	Net Earnings/ (Loss)	Effective Tax Rate
U.S. GAAP	$ (20,414)	$ (13,636)	$ (34,050)	(66.8)%
Adjustments to U.S. GAAP:				
Less tax (benefit)/expense:				
Goodwill impairment	33,153	(205)	32,948	
Restructuring and restructuring-related charges	2,243	(673)	1,570	
Tax expense:				
Cash repatriation		9,077	9,077	
Additional valuation allowance at Asian site		2,500	2,500	
Adjusted	$ 14,982	$ (2,937)	$ 12,045	19.6%

The following table provides a reconciliation of diluted earnings/(loss) per share to adjusted earnings per share:

	Year ended December 31,	
	2010	2009
Diluted earnings/(loss) per share	$ 0.63	$ (1.01)
Tax affected charges (credits) to reported earnings per share:		
Goodwill impairment	—	0.98
Tax expense due to cash repatriation	—	0.27
Net operating loss valuation allowance related to an Asian site	—	0.07
Restructuring and restructuring-related charges	0.03	0.05
Adjusted earnings per share	$ 0.66	$ 0.36

The following measures are not measures recognized by Generally Accepted Accounting Principles in the United States ("U.S. GAAP"):

1) Adjusted operating earnings;
2) Adjusted effective tax rate; and
3) Adjusted earnings per share.

The most directly comparable U.S. GAAP financial measures, respectively, are:

1) Operating earnings/(loss);
2) Effective tax rate; and
3) Diluted earnings/(loss) per share.

We calculate adjusted operating earnings to exclude restructuring, restructuring-related charges and goodwill impairment charges.

We calculate adjusted effective tax rate to exclude the tax benefit related to restructuring, restructuring-related charges and goodwill impairment charges, the tax expense associated with our cash repatriation and a tax valuation allowance related to one of our Asian tax jurisdictions.

We calculate adjusted earnings per share to exclude the per share impact of restructuring, restructuring-related charges and goodwill impairment charges, the per share impact of tax expense associated with our cash repatriation and a tax valuation allowance related to one of our Asian tax jurisdictions.

We use adjusted operating earnings, adjusted effective tax rate, and adjusted earnings per share measures to evaluate overall performance, establish plans and perform strategic analyses. Using adjusted operating earnings, adjusted effective tax rate and adjusted earnings per share measures avoid distortion in the evaluation of operating results by eliminating the impact of events that are not related to operating performance. These measures are based on the exclusion of specific items, and, as such, they may not be comparable to measures used by other companies which have similar titles. Our management compensates for this limitation when performing peer company comparisons by evaluating both GAAP and non-GAAP financial measures reported by peer companies. We believe that adjusted operating earnings, adjusted effective tax rate and adjusted earnings per share measures are useful to our management, investors and stakeholders in that they:

  · provide a better measure of our operating performance;
  · reflect the results used by management in making decisions about the business; and
  · help to review and project our performance over time.

We recommend that investors and stakeholders consider the following GAAP and non-GAAP measures in evaluating our performance with peer companies:

  · both operating earnings/(loss) and adjusted operating earnings;
  · both the effective tax rate and the adjusted effective tax rate; and
  · both diluted earnings per share and adjusted earnings per share.

Critical Accounting Policies

Our MD&A is based on our consolidated financial statements that have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, based on historical experience and other assumptions believed to be relevant under the circumstances. Actual results may differ, perhaps materially, from the estimates under different assumptions or conditions.

Our served markets are characterized by rapid technological change and frequent new product introductions and enhancements. These characteristics, along with global economic conditions, are risks that require management judgment when determining appropriate accounting decisions. Management believes that judgments and estimates related to the following critical accounting policies could materially affect our consolidated financial statements:

Estimating inventory valuation reserves, the allowance for doubtful accounts and other accrued liabilities

Management makes estimates of the carrying value of our inventory based upon historical usage, new product introductions and projected customer purchase levels. The ever-changing technology environment of the served markets affects these estimates. Similarly, management makes estimates of the collectability of our accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Finally, we are involved in litigation in the normal course of business and are regulated under a number of environmental and safety laws. Accruals for known exposures are established based on management's best estimate after considering the advice of legal counsel, when appropriate.

Valuation of long-lived and intangible assets, goodwill and depreciation/amortization periods

We assess the carrying value of long-lived and intangible assets and the remaining useful lives whenever events or changes in circumstances indicate the carrying value may not be recoverable or the estimated useful life may no longer be appropriate. Factors considered important that could trigger this review include significant decreases in operating results, significant changes in our use of the assets, competitive factors, the strategy of our business and significant negative industry or economic trends. Such events may include strategic decisions made in response to the economic conditions relative to product lines, operations and the impact of the economic environment on our customer base. We cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on the reported asset values.

When we determine that the carrying value of long-lived and intangible assets may not be recoverable based on an assessment of future undiscounted cash flows from the use of those assets, an impairment charge to record the assets at fair value may be recorded. Impairment is measured based on fair values utilizing estimated discounted cash flows, published third-party sources, third-party offers and/or information furnished by third-party brokers/dealers.

Goodwill is measured as the excess of cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests at least on an annual basis. In 2008, we utilized a third-party valuation expert to assist management to complete the goodwill impairment testing. During the fourth quarter of 2008, our market capitalization dropped below the net book value of our equity. We considered this difference while completing our annual goodwill impairment testing as of December 31, 2008. This test concluded that our goodwill was not impaired. In reaching our conclusion relative to this market capitalization difference, we used the average CTS stock price for a recent number of days prior to December 31, 2008 and a conservative control premium based on comparative market transactions in our industry. Our analysis assumed revenue growth of approximately eight % over an extended period of time.

In light of a decline in CTS' market capitalization in the first quarter of 2009, we determined that an interim impairment test was necessary at the end of the first quarter of 2009 for both of its reporting units, EMS and Components and Sensors. After completing step one of the prescribed tests, we determined that the estimated fair values of both reporting units were less than their book values on March 29, 2009. We performed the step two test and concluded that the reporting units' goodwill were impaired. As a result, an impairment loss of $33.2 million was recorded in the first quarter of 2009. Of the $33.2 million impairment loss, $30.8 million was related to the EMS reporting unit and $2.4 million was related to the Components and Sensors reporting unit. We had goodwill of $0.5 million at December 31, 2010 and 2009 and $33.2 million at December 31, 2008.

Income Taxes

Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances relating to deferred tax assets are recorded on the "more likely than not" criteria.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the "more likely than not" threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities and carry-forwards using currently enacted tax rates. We also review our current tax exposure for situations where tax authorities would assert tax positions different than those we have taken. Such uncertain tax provisions are routinely reviewed and adjusted when required to reflect changes in estimates based on factors such as changes in tax laws, results of tax authority reviews and statutory limitations. We estimate our income tax valuation allowance by assessing which deferred tax assets are more likely than not to be recovered in the future. The valuation allowance is based on our estimates of taxable income in each jurisdiction in which we operate and the period over which the deferred tax assets will be recoverable.

No valuation allowance was recorded in 2010 against the U.S. federal net deferred tax assets including the U.S. net operating loss carry-forward asset of $44 million expiring in 2021-2024. We assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2011 through 2019. Those projections applied taxable income estimates consistent with historical earnings patterns of our traditional automotive product lines, a return to profitability in our electronic component product lines and benefits from expanding further into target markets in the EMS business. We believe that, based upon the historical operating performance of our business units and the successful cost reduction efforts we, more likely than not, will realize the benefits of our U.S. net deferred tax assets.

Retirement Plans

Actuarial assumptions are used in determining pension income and expense and our pension benefit obligation. We utilize actuaries from consulting companies in each country to develop our discount rates that match high-quality bonds currently available and expected to be available during the period to maturity of the pension benefit in order to provide the necessary future cash flows to pay the accumulated benefits when due. After considering the recommendations of our actuaries we have assumed a discount rate, expected rate of return on plan assets and a rate of compensation increase in determining our annual pension income and expense and the projected benefit obligation. During the fourth quarter of each year, we review our actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted. Changes in the actuarial assumptions could have a material effect on our results of operations in future years.

We have two domestic pension plans: a qualified plan and a non-qualified plan. The discount rate used to calculate our pension income and expense on our domestic plans was 5.8% for 2010. We have two foreign plans: the United Kingdom plan ("UK plan") and the Taiwan plan. The discount rate used to calculate our pension expense for the UK plan is 5.7%. The discount rate used to calculate our pension expense for the Taiwan plan is 1.75%.

The discount rate used to calculate our pension benefit asset and obligation on our domestic plan is 5.51%. The discount rate used to calculate our pension benefit obligation on our UK plan is 5.4%. The discount rate used to calculate our pension benefit obligation on our Taiwan plan is 1.75%.

Discount rates for both our domestic plans and our UK plan are the rates of interest at which it has been assumed that the plan obligation could be effectively settled. The domestic plans and UK plan discount rates are based on the return of high quality bonds available at the date of valuation and expected to be available during the period to maturity of the pension benefits. We use actuarially-determined yield curve*s* to determine the*se* discount rate*s*. The Taiwan plan discount rate is based on the weighted average yield on government bond available at the date of valuation and expected to be available during the period to maturity of the pension benefits. The government bond rates are directed by the Bank of Taiwan.

The expected return on domestic plan assets remained at 8.5%. The expected return on our UK plan assets is 6.1%. The expected return for both our domestic plan and our UK plan are based on an allocation of expected returns on investments in equities, bonds and cash. The expected return on our Taiwan plan assets is 1.75%. The expected return on our Taiwan plan is based on government bond rates as directed by the Bank of Taiwan. All pension plans in Taiwan are required to be established with the Bank of Taiwan, which is a government-run entity that utilizes conservative investment strategies. The majority of the Bank of Taiwan's investments are in government bonds. Since the Taiwan plan's assets are invested in government bonds as directed by the Bank of Taiwan, the expected rate of return on plan assets is determined by such government bond rates. In determining the expected rate of return on plan assets, the actuarial consultants to the Taiwan plan consider the amount and timing of pension contributions and benefit payments expected to be made during the year.

All experience gains and losses for our qualified domestic plan is amortized over a period of 22 years, which is the expected future lifetime of our inactive employees. All experience gains and losses for our non-qualified domestic plan are amortized over a period of five years, which is the average remaining service life of our active employees. All experience gains and losses for our UK plan are amortized over a period of eight years, which is the average term to normal retirement date of our plan participants. All experience gains and losses for our Taiwan plan are amortized over a period of 15 years, which is the average remaining service life of our active employees.

We expect these changes in actuarial assumptions will not significantly impact 2011 consolidated pension income.

Equity-Based Compensation

We estimate the fair value of stock option awards on the date of grant using the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of CTS common stock. The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Earnings/(Loss). The grant date fair values of our service-based and our performance-based restricted stock units ("RSUs") are the closing prices of our stock on the date of grant. The grant date fair value of our market-based RSU is determined by using a simulation or Monte Carlo approach. Under this approach, stock returns from comparator group companies are simulated over the performance period, considering both stock returns volatility and the correlation of returns. The simulated results are then used to estimate the future payout based on the performance/payout relationship established by the conditions of the award. The future payout is discounted to the measurement date using the risk-free interest rate.

Our RSUs and stock options primarily have a graded-vesting schedule. We recognize expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Results of Operations

Segment Discussion

Refer to Note L, "Segments," for a description of our segments.

The following table summarizes net sales and operating (loss)/earnings by segment before restructuring and restructuring-related items:

($ in thousands)	EMS		Components & Sensors		Total	
2010						
Net sales to external customers	$	269,781	$	282,860	$	552,641
Segment operating (loss)/earnings	$	(1,813)	$	31,353	$	29,540
% of segment sales		(0.7)%		11.1%		5.3%
2009						
Net sales to external customers	$	285,798	$	213,184	$	498,982
Segment operating earnings	$	7,272	$	10,295	$	17,567
% of segment sales		2.5%		4.8%		3.5%
2008						
Net sales to external customers	$	399,294	$	292,413	$	691,707
Segment operating earnings	$	12,362	$	24,553	$	36,915
% of segment sales		3.1%		8.4%		5.3%

Components and Sensors Segment Discussion

Net sales in the Components and Sensors segment in 2010 increased by $69.7 million, or 32.7%, from 2009. This increase is attributed to an increase in automotive market sales of $39.3 million reflecting improvement in global light vehicle production and an increase in electronic component sales of $23.1 million due to generally improved economic trends driving increased customer demand and new product introductions.

Our 2010 Components and Sensors segment operating earnings increased by $21.1 million, or 204.5%, from the prior year. The favorable earnings change resulted primarily from an increase in sales, partially offset by an increase in R&D costs of $4.2 million to develop and launch new growth initiatives, and an increase in expenses due to the reinstatement of certain compensation-related items that were temporarily suspended during 2009 in response to the recessionary economic environment.

Net sales in the Components and Sensors segment in 2009 decreased by $79.2 million, or 27.1%, from 2008, primarily attributed to a decrease in automotive product sales of $40.5 million and a decrease in electronic component sales for infrastructure applications of $14.6 million.

Our 2009 Components and Sensors segment operating earnings decreased by $14.3 million, or 58.1%, from 2008. The unfavorable earnings change resulted from the negative impact of decreases in sales and pension income of approximately $5.0 million. This impact was mitigated in part by our proactive management of costs, including the benefits of previously announced restructuring actions and aggressive cost-cutting measures.

Electronic Manufacturing Services Segment Discussion

EMS segment net sales in 2010 decreased by $16.0 million, or 5.6%, from 2009. The decrease in sales was primarily attributable to decreases in sales of $16.6 million in the defense and aerospace market, $13.6 million in the computer market and $13.3 million in the medical market due to reduced customer demand, which were partially offset by increases in sales of $19.5 million in the communications markets and $7.5 million in the industrial markets. Sales in the computer market were driven by a decrease of $15.9 million in sales to our customer Hewlett-Packard due to a product that reached end-of-life in 2009. End-of-life typically means that the product is no longer required by the customer due to a design change or technological advancement.

Our 2010 EMS segment operating losses of $1.8 million decreased by $9.1 million, or 124.9%, from the prior year. The unfavorable earnings change was primarily due to the negative impact of a decrease in sales, unfavorable product mix and an increase in expenses due to the reinstatement of certain compensation-related items that were temporarily suspended during 2009 in response to the recessionary economic environment.

EMS segment net sales in 2009 decreased by $113.5 million, or 28.4%, from 2008. The decrease primarily resulted from an expected end-of-life-driven decrease in sales to Hewlett-Packard and a decrease in industrial and communications market sales, partially offset by an increase in sales in the defense and aerospace and medical markets.

Our 2009 EMS segment operating earnings of $7.3 million decreased by $5.1 million, or 41.1%, from the prior year. The unfavorable earnings change was primarily due to the negative impact of a decrease in sales, partially offset by favorable product mix and a decrease in operating costs resulting from previously announced restructuring actions.

Sales in Geographic Regions

Our net sales in the Americas were 63% in 2010 and 62% in 2009. The Asia-Pacific region accounted for 21% of total net sales in 2010 and 25% in 2009. Net sales in Europe in 2010 increased to 16% from 13% in 2009. The following table presents the percentage of net sales into each geographic region within each segment and on a consolidated basis:

Geographic Region	Components & Sensors			EMS			Consolidated Total		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Americas	41 %	38%	44%	85%	80%	65%	63%	62%	56%
Asia-Pacific	35 %	37%	29%	8%	15%	32%	21%	25%	31%
Europe	24 %	25%	27%	7%	5%	3%	16%	13%	13%
Total	100 %	100%	100%	100%	100%	100%	100%	100%	100%

Discussion - Most Recent Three Years

The following table highlights significant information from our consolidated results of operations during the past three years:

($ in thousands except per share and other data)	Year ended December 31		
	2010	2009	2008
Net sales	552,641	498,982	691,707
Cost of goods sold (excluding restructuring-related charges)	432,477	400,142	554,116
Restructuring-related charges	254	—	518
Gross margin	119,910	98,840	137,073
% of net sales	21.7%	19.8%	19.8%
Selling, general and administrative expenses	72,310	67,119	82,370
% of net sales	13.1%	13.5%	11.9%
Research and development expenses	18,313	14,154	18,306
% of net sales	3.3%	2.8%	2.6%
Restructuring and impairment charges	1,444	2,243	5,567
Goodwill impairment	—	33,153	—
Operating earnings/(loss)	27,843	(17,829)	30,830
% of net sales	5.0%	(3.6)%	4.5%
Interest expense	(1,074)	(1,878)	(6,193)
Other income/(expense)	1,257	(707)	1,618
Earnings/(Loss) before income taxes	28,026	(20,414)	26,255
Income tax expense/(benefit)	5,988	13,636	(1,807)
Effective tax rate	21.4%	(66.8)%	(6.9)%
Net earnings/(loss)	22,038[1]	(34,050)[2]	28,062[3]
% of net sales	4.0%	(6.8)%	4.1%
Diluted earnings/(loss) per share	0.63[1]	(1.01)[2]	0.81[3]

_____

[1] 2010 net earnings include a net impact of $1.7 million, or $0.03 per diluted share, related to restructuring and restructuring-related charges.

[2] 2009 net loss include $33.2 million, or $0.98 per share, of goodwill impairment charges, $9.1 million, or $0.27 per share, for tax expense due to cash repatriation, $2.5 million, or $0.07 per share, for a tax valuation allowance related to one of our foreign units and restructuring charges of $2.2 million, or $0.05 per share.

[3] 2008 net earnings include a net impact of $6.1 million, or $0.10 per diluted share, related to restructuring and restructuring-related charges, $1.4 million, or $0.04 per diluted share, pertaining to a change in the tax law of a certain jurisdiction and $4.1 million, or $0.10 per diluted share, related to a reversal of tax reserves.

Net sales of $552.6 million in 2010 increased by $53.6 million, or 10.8%, from 2009, primarily attributed to an increase in automotive market sales of $39.3 million, reflecting improvement in global light vehicle production, and an increase in electronic component sales of $23.1 million, due to increased customer demand and new product introductions. EMS segment sales in 2010 decreased by $16.0 million, or 5.6%, from 2009. The decrease in sales was primarily attributable to decreases in sales of $16.6 million in the defense and aerospace market, $13.6 million in the computer market and $13.3 million in the medical market due to reduced customer demand, which were partially offset by increases in sales of $19.5 million in the communications markets and $7.5 million in the industrial markets. Sales in the computer market were primarily driven by an expected decrease of $15.9 million in sales to our customer Hewlett-Packard due to a product that reached end-of-life in 2009. End-of-life typically means that the product is no longer required by the customer due to a design change or technological advancement.

Net sales decreased by $192.7 million in 2009, or 27.9%, from 2008 primarily due to a significant decrease in sales of automotive products and computer market sales. Full-year EMS segment sales decreased by $113.5 million, primarily from an expected end-of-life driven decrease in sales to Hewlett-Packard and a decrease in industrial market sales, partially offset by an increase in sales in the defense and aerospace and medical markets. Components and Sensors segment sales decreased $79.2 million due to a decrease in automotive product and electronic component sales for infrastructure applications.

Our 15 largest customers represented 48%, 51%, and 53%, of net sales in 2010, 2009, and 2008, respectively. We continue our efforts to broaden our business base through expansion in defense and aerospace, industrial and medical markets in the EMS segment and the diversification of automotive sensors and actuators and piezoelectric product offerings in the Components and Sensors segment. Sales to Hewlett-Packard represented less than 10% of net sales in 2010 and 2009. Sales to Hewlett-Packard represented 11% of net sales in 2008.

Gross margins in 2010 increased by $21.1 million, or 21.3%, from 2009 due to favorable segment sales mix and improved absorption of fixed costs as a result of an increase in sales. The Components and Sensors segment, which inherently generates a higher gross margin, increased to 51.2% of total company sales in 2010 compared to 42.7% of total sales in 2009.

Gross margins in 2009 decreased by $38.2 million, or 27.9%, from 2008 due to a corresponding decrease in sales volume. Despite the negative impact of a decrease in sales volumes and pension income, we were able to realize steady margins as a percentage of sales, due to favorable product mix and the benefits of previously announced restructuring actions.

SG&A expenses were $72.3 million, or 13.1% of sales, in 2010 versus $67.1 million, or 13.5% of sales, in 2009. The increase was primarily attributable to increased spending of approximately $3.3 million to support an increase in sales and $1.9 million resulting from the reinstatement of certain compensation-related items that were temporarily suspended during 2009 due to the recessionary economic environment.

SG&A expenses were $67.1 million, or 13.5% of sales, in 2009 versus $82.4 million, or 11.9% of sales, in 2008. This significant reduction of $15.3 million reflects our proactive management of costs, including the benefits of previously announced restructuring actions and aggressive cost-cutting measures companywide.

R&D expenses were $18.3 million, or 3.3% of sales, in 2010 versus $14.2 million, or 2.8% of sales, in 2009. The increase was primarily driven by spending to develop and launch new growth initiatives. R&D expenses are incurred by the Components and Sensors segment and are primarily focused on expanded applications of existing products and new product development, as well as current product and process enhancements.

R&D expenses were $14.2 million in 2009 compared to $18.3 million in 2008. We continued our core R&D activities, even in these difficult economic times, with investment in strategic, high-growth target markets. Our R&D activities are primarily focused on expanded applications and new product development, as well as current product and process enhancements. Research and development expenditures in the EMS segment are typically very low.

U.S. GAAP requires companies to test their recorded goodwill asset for impairment on an annual basis. We performed our annual impairment test at December 31, 2008 and concluded that no goodwill impairment was necessary. In light of a decline in CTS' market capitalization in the first quarter of 2009, we tested goodwill for impairment again at the end of March 2009. The goodwill testing performed indicated that impairment did exist and our goodwill asset of $33.2 million needed to be impaired. The goodwill impairment charge did not affect our liquidity, current or future cash flows or debt covenants.

Operating earnings in 2010 was $27.8 million, compared to operating loss of $17.8 million in 2009, primarily due to an increase in sales and favorable segment sales mix and a one-time goodwill impairment charge in 2009. Also included in operating earnings/(loss) were $1.7 million and $2.2 million of restructuring and restructuring-related costs for the years ended December 31, 2010 and December 31, 2009, respectively.

Operating loss in 2009 was $17.8 million, compared to operating earnings of $30.8 million in 2008, primarily due to a $33.2 million goodwill impairment charge in the first quarter of 2009. Also included were $2.2 million and $6.1 million of restructuring and restructuring-related costs for the years ended December 31, 2009 and December 31, 2008, respectively.

Interest and other income in 2010 was $0.2 million, versus interest and other expense of $2.6 million in 2009. Compared to the prior year, interest expense decreased $0.8 million primarily due to the maturity of our senior subordinated convertible debt in May 2009 that had an effective interest rate of approximately 7%. Foreign currency exchange gain was $0.7 million in 2010 versus losses of $1.1 million in 2009, primarily due to the weakening of the U.S. dollar relative to most of the currencies of the countries where we do business.

Interest and other expense in 2009 was $2.6 million, versus $4.6 million in 2008. Compared to the prior year, interest expense decreased $4.3 million from lower outstanding debt balances and lower interest rates. Foreign currency exchange losses were $1.1 million in 2009 versus $1.3 million in 2008.

The effective tax rate for 2010 was 21.4% compared to (66.8)% in 2009. The adjusted tax rate for 2010 was 22.1% compared to 19.6% in 2009. The increase in adjusted effective tax rate in 2010 compared to 2009 was primarily due to recording more tax expense in jurisdictions with higher marginal tax rates.

The effective tax rate for 2009 was (66.8)%. Income tax expense in the amount of $13.6 million was recorded during 2009. This amount included a tax expense of $9.1 million related to our cash repatriation.   Of this $9.1 million, approximately $8.6 million was a non-cash expense. Additionally, the $13.6 million includes a valuation allowance charge of $2.5 million related to one of our Asian tax jurisdictions and a tax benefit of $0.2 million related to goodwill impairment.

Net earnings were $22.0 million in 2010 versus net loss of $34.1 million in 2009. Diluted earnings per share were $0.63 in 2010 compared to a loss per share of $1.01 in 2009. The 2010 diluted earnings per share included $0.03 of restructuring charges. The 2009 loss per share included $0.98 of goodwill impairment charges, $0.27 for tax expense due to our cash repatriation, $0.07 for a tax valuation allowance related to one of our foreign units and restructuring charges of $0.05.

Net loss was $34.1 million, or $1.01 per share, in 2009 compared with net earnings of $28.1 million, or $0.81 per diluted share, in 2008. The 2009 loss per share included $0.98 of goodwill impairment charges, $0.27 for tax expense due to our cash repatriation, $0.07 for a tax valuation allowance related to one of our foreign units and restructuring charges of $0.05. The 2008 diluted earnings per share included $0.10 of restructuring charges, $0.04 pertaining to a change in the tax law of a certain jurisdiction and $0.10 related to a reversal of a tax reserve.

Restructuring and Restructuring-Related Charges

In December 2010, we implemented a restructuring plan to realign and consolidate certain operations for the purpose of improving our cost structure, resulting in the elimination of approximately 80 positions and the write-off of certain inventory and long-lived assets during the fourth quarter of 2010. The implementation was substantially completed by the end of December 2010. We incurred approximately $1.7 million of restructuring and restructuring-related costs associated with these actions. Of the restructuring and restructuring-related costs incurred, $1.0 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment.

In March 2009, we initiated certain restructuring actions to reorganize certain operations to further improve our cost structure. These actions resulted in the elimination of approximately 268 positions and were completed in the first quarter of 2009. We incurred approximately $2.2 million of restructuring costs associated with these actions. Of the restructuring and restructuring-related costs incurred, $2.1 million relates to the Components and Sensors segment and $0.1 million relates to the EMS segment.

In September 2008, we initiated certain restructuring actions to transfer and consolidate certain operations to improve our cost structure. These actions resulted in the elimination of approximately 400 positions and the write-off of certain leasehold improvements during the second half of 2008. These actions were substantially complete in December 2008. We incurred approximately $5.5 million in restructuring and restructuring-related costs as a result of these actions. Of the restructuring and restructuring-related costs incurred, $4.8 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment.

In November 2007, we announced a realignment of operations intended to create synergies by enhancing our shared services model to include manufacturing support functions at locations that serve more than one business. In addition, certain production lines were transferred to better serve key customers and leverage existing capacity. The realignment process was completed in the second quarter of 2008. As a result of this realignment, we incurred approximately $2.6 million and $0.6 million in restructuring and restructuring-related costs in 2007 and 2008, respectively. Of the restructuring and restructuring-related costs incurred, $0.9 million relates to the Components and Sensors segment and $2.3 million relates to the EMS segment.

See Note O, "Restructuring Charges," to our consolidated financial statements for further discussion.

Fair Value Measurements

Our non-financial assets that were measured and recorded at fair value on a non-recurring basis consisted of goodwill, intangible assets other than goodwill and long-lived assets. Such assets were classified as Level 3 within the fair value hierarchy. The fair value of these assets were determined using both an income approach, such as discounted cash flow analysis, and a market approach which uses current industry information. Refer to Note C, "Fair Value Measurements," to our consolidated financial statements for further discussion.

Our financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. Our long-term debt consists of a revolving debt agreement. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. We estimated the fair value of our long-term debt to be $70.0 million, which is equal to its carrying value. There is a ready market for our revolving credit agreement and it is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. Refer to Note C, "Fair Value Measurements," for further discussion.

Liquidity and Capital Resources

Overview

Cash and cash equivalents were $73.3 million at December 31, 2010, compared to $51.2 million at December 31, 2009. Total debt increased to $70.0 million on December 31, 2010 from $50.4 million on December 31, 2009 as we increased debt primarily to fund domestic working capital requirements as sales increased. Total debt as a percentage of total capitalization was 20.3% at the end of 2010, compared with 16.9% at the end of 2009. Total debt as a percentage of total capitalization is defined as the sum of notes payable, current portion of long-term debt and long-term debt as a percentage of total debt and shareholders' equity.

Working capital increased $43.2 million in 2010, primarily due to increases in cash and cash equivalents of $22.1 million, inventory of $22.5 million and accounts receivable of $24.2 million partially offset by an increase in accounts payable of $23.0 million.

Operating Activities

Net cash provided by operating activities was $19.3 million in 2010. Components of net cash provided by operating activities included net earnings of $22.0 million and depreciation and amortization expense of $17.6 million, add-backs of other non-cash items such as equity-based compensation, amortization of retirement benefit, deferred income taxes and restructuring and impairment charges totaling $12.8 million, which were partially offset by net changes in assets and liabilities of $24.2 million and an increase in prepaid pension asset of $8.9 million. The changes in assets and liabilities were primarily due to increased inventories of $21.9 million and increased accounts receivable of $23.7 million partially offset by increased accounts payable and accrued liabilities of $25.3 million all to support an increase in sales.

Net cash provided by operating activities was $46.6 million in 2009. Components of net cash provided by operating activities included a net loss of $34.1 million, restructuring and asset impairment charges of $35.4 million, depreciation and amortization expense of $19.5 million and net changes in assets and liabilities of $19.4 million, partially offset by an increase in prepaid pension asset of $8.5 million. The changes in assets and liabilities were primarily due to decreased accounts receivable of $24.0 million and decreased inventories of $17.1 million, partially offset by decreased accounts payable and accrued liabilities of $22.6 million.

Net cash provided by operating activities was $34.1 million in 2008. Components of net cash provided by operating activities included net earnings of $28.1 million, depreciation and amortization of $24.2 million and $5.6 million of restructuring charges, offset by an increase in the prepaid pension asset of $10.8 million and unfavorable changes in assets and liabilities of $12.6 million. The changes in assets and liabilities were due to decreased accounts payable and accrued liabilities of $26.7 million partially offset by decreased inventory of $9.6 million and decreased accounts receivable of $7.4 million.

Investing Activities

Net cash used in investing activities was $12.2 million in 2010, primarily for capital expenditures of $13.3 million, partially offset by proceeds of $1.5 million received primarily from the sales of an idle facility and undeveloped land.

Net cash used in investing activities was $5.9 million in 2009, primarily for capital expenditures of $6.5 million, partially offset by proceeds of $1.1 million received from the sale of an idle facility.

Net cash used in investing activities was $38.4 million in 2008, including $21.1 million paid for the acquisitions of Tusonix, Inc. and Orion Manufacturing, Inc. and $17.6 million of capital expenditures. See Note B, "Acquisitions," to our consolidated financial statements for further details on the acquisitions.

Free Cash Flow

The following table summarizes our free cash flow:

($ in millions)	Year ended December 31,		
	2010	**2009**	**2008**
Net cash provided by operations	$ **19.3**	$ 46.6	$ 34.1
Capital expenditures	**(13.3)**	(6.5)	(17.6)
Free cash flow	$ **6.0**	$ 40.1	$ 16.5

Free cash flow is a non-GAAP financial measure that we define as net cash provided by operating activities less capital expenditures. The most directly comparable GAAP measure is net cash provided by operating activities. Management uses free cash flow to evaluate financial performance and in strategic planning, specifically for investing and financing decisions. Management believes free cash flow is a useful measure because it reflects the performance of our overall operations more accurately than net cash provided by operating activities and because it provides investors with the same results that management used as the basis for making decisions about the business. Free cash flow is not an indicator of residual cash available for discretionary spending because it does not take into account mandatory debt service or other non-discretionary spending requirements that are not deducted in the calculation of free cash flow. Management takes these limitations into account when using free cash flow to make investing and financing decisions.

Financing Activities

Net cash provided by financing activities in 2010 was $15.6 million, consisting primarily of a net increase in long-term debt of $19.6 million, offset by $4.1million in dividend payments. The additional debt was primarily used to meet usual working capital requirements as sales increased.

Net cash used in financing activities in 2009 was $34.6 million, primarily from settling $32.5 million of senior subordinated debentures in May 2009.

Net cash used in financing activities in 2008 was $2.1 million, which included $25.3 million paid to repurchase $27.5 million of our senior subordinated debentures at a discount, $7.0 million for the purchase of CTS common stock and dividend payments of $4.1 million, partially offset by $36.0 million of net proceeds from increased borrowing under our existing revolving credit agreement.

Capital Resources

Refer to Note G, "Debt," to our consolidated financial statements for further discussion.

Long-term debt was comprised of the following at December 31:

($ in thousands)	2010		2009
Revolving credit agreement, weighted-average interest rate of 1.1% (2010) and 1.1% (2009), due in 2015 and 2011, respectively	$	**70,000**	$	50,400
Less current maturities		—		—
Total long-term debt	$	**70,000**	$	50,400

Our principal sources of liquidity have been cash flow from operations and from our credit agreements. We historically have accessed various funding sources, including short-term and long-term unsecured bank lines of credit as well as the debt markets in the United States. We expect to have sufficient sources of liquidity to meet our future funding needs due to the multiple funding sources that have been, and continue to be, available to us.

On November 18, 2010, we entered into a $150 million, unsecured revolving credit agreement that expires in November 2015 and replaces a $100 million unsecured revolving credit agreement that was to expire in June 2011. The credit facility can be expanded to $200 million, subject to participating banks' approval. Interest rates on the revolving credit agreement fluctuate based upon the London Interbank Offered Rate and our quarterly total leverage ratio. We pay a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.375 percent per annum at December 31, 2010. The revolving credit agreement requires, among other things, that we comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure to comply with these covenants could reduce our borrowing availability under the revolving credit agreement. We were in compliance with all debt covenants at December 31, 2010. The revolving credit agreement requires us to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving credit agreement contains restrictions limiting our ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with our subsidiaries and affiliates; and make stock repurchases and dividend payments.

There was $70.0 million outstanding under the $150 million revolving credit agreement at December 31, 2010, and $50.4 million outstanding under the $100 million revolving credit agreement at December 31, 2009. The Company had $77.2 million available under the $150 million credit agreement at December 31, 2010, net of standby letters of credit of $2.8 million, and $46.8 million available under the $100 million credit agreement at December 31, 2009, net of standby letters of credit of $2.8 million.

In May 2008, our Board of Directors authorized a program to repurchase up to one million shares of CTS common stock in the open market at a maximum price of $13 per share. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2008 we repurchased 22,500 shares at a total cost of $0.2 million. No repurchases were made in 2010 and 2009.

In June 2007, our Board of Directors authorized a program to repurchase up to two million shares of CTS common stock in the open market. The authorization expired on June 30, 2009. Reacquired shares were used to support equity-based compensation programs and for other corporate purposes. No repurchase was made in 2009. 689,800 shares were repurchased at a cost of approximately $6.8 million in 2008, which completed this program.

We have historically funded our capital and operating needs primarily through cash flows from operating activities, supported by available credit under our credit agreements. We believe that expected positive cash flows from operating activities and available borrowings under our current credit agreements will be adequate to fund our working capital, capital expenditures and debt service requirements for at least the next twelve months. However, we may choose to pursue additional equity and/or debt financing to provide additional liquidity and/or fund acquisitions.

Capital Requirements

The following table sets forth the impact that contractual obligations, as of December 31, 2010, are expected to have on our liquidity and cash flow in future periods:

	Payments Due by Period				
($ in millions)	**Total**	**2011**	**2012-2013**	**2014 - 2015**	**2016 – beyond**
Long-term debt, including interest	$ 75.0	$ 9.2	$ 9.0	$ 56.8	$ —
Lease payments	25.7	6.5	8.3	5.3	5.6
Obligations related to uncertain tax positions	4.6	0.1	0.2	0.1	4.2
Purchase obligations	—	—	—	—	—
Retirement obligations	20.2	3.9	6.1	4.9	5.3
Total	$ 125.5	$ 19.7	$ 23.6	$ 67.1	$ 15.1

Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We purchase direct materials, generally related to customer orders, for production occurring at our manufacturing facilities around the world. These goods are secured using purchase orders, either blanket or discrete. Purchase orders commit us to take delivery of the quantities ordered generally over a specified delivery schedule. Our standard purchase order terms and conditions state that, should we cancel an order, we will reimburse our supplier only for the costs already incurred at the time of cancellation. Our purchase order cancellations generally occur due to order cancellation by a customer. If a customer cancels its order, our standard terms of sale provide for reimbursement of costs, including those related to our purchase orders. Therefore, these commitments are not included in purchase obligations.

Retirement obligations include defined benefit and other post-retirement benefits. Please refer to Note H, “Retirement Plans,” and Note A, “Summary of Significant Accounting Policies,” to our consolidated financial statements, for additional information related to the retirement plans, including important assumptions.

We utilize a market-related approach in deriving the fair value of plan assets. We do not expect any significant change in the approach in 2011. For plan asset allocation details, please refer to Note H, “Retirement Plans,” to our consolidated financial statements. We do not expect to make changes to the asset allocation in 2011. However, we may elect to make changes to the asset allocation based on the performance of different asset categories after conducting investment portfolio reviews, annual liability measurements and asset/liability studies on a regular basis.

During 2010, actual returns on plan assets deviated significantly from expected returns on plan assets. The deviation between expected and actual returns was primarily due to improving market conditions. We do not expect to make any cash contributions to the U.S. defined benefit plans in the foreseeable future.

We have no off-balance sheet arrangements that have a material current effect or are reasonably likely to have a material future effect on our financial condition or changes in our financial condition.

2011 Outlook

Looking ahead to 2011, assuming no new economic weakness, we anticipate full-year 2011 sales to increase in the range of 9% to 13% over 2010 and diluted earnings per share to be in the range of $0.70 to $0.75. Normal quarterly seasonality is expected with stronger second and fourth quarters compared to the first and third quarters.

Subsequent Events

In January 2011, we acquired certain assets and assumed certain liabilities of Fordahl SA, a privately held company located in Brugg, Switzerland. This business was acquired with $2.9 million cash on hand. The assets acquired include machinery and equipment, inventory and certain intellectual property.

The Fordahl SA product line includes high-performance temperature compensated crystal oscillators and voltage controlled crystal oscillators. This product line is expected to expand our frequency product portfolio from clocks and crystals to highly-engineered precision ovenized oscillators. This acquisition is expected to add new customers and to open up new market opportunities for us.

This acquisition will be accounted for using the acquisition method of accounting whereby the total purchase price will be allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of this acquisition are immaterial to our results of operations.

Recent Accounting Pronouncements

ASU 2010-06, "Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements"

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), that amends Accounting Standards Codification ("ASC") Subtopic 820-10, "Fair Value Measurements and Disclosures – Overall," and requires reporting entities to disclose (1) the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) separate information about purchases, sales, issuance and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy. These disclosures and clarification are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. We adopted the provisions of ASU 2010-06 and the provisions of ASU 2010-06 did not have a material impact on our consolidated financial statements.

ASU 2010-09, "Subsequent Events – Amendments to Certain Recognition and Disclosure Requirements"

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events – Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"), that amends ASC Subtopic 855-10, "Subsequent Events – Overall" ("ASC 855-10"). ASU 2010-09 requires an SEC filer to evaluate subsequent events through the date that the financial statements are issued but removed the requirement to disclose this date in the notes to the entity's financial statements. The amendments are effective upon issuance of the final update and accordingly, we have adopted the provisions of ASU 2010-09. The adoption of these provisions did not have a material impact on our consolidated financial statements.

ASU 2010-28, "Intangibles – Goodwill and Other – When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts"

In December 2010, the FASB issued ASU 2010-28, "Intangibles – Goodwill and Other – When to Perform Step 2 of the Goodwill Impairment test for Reporting Units with Zero or Negative Carrying Amounts" ("ASU 2010-28"), that amends ASC Subtopic 350-20, "Intangibles – Goodwill and Other," and requires entities with reporting units that have carrying amounts that are zero or negative to assess whether it is more likely than not that the reporting units' goodwill is impaired. In considering whether it is more likely than not that goodwill impairment exists, the entities shall evaluate whether there are adverse qualitative factors. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting units. ASU 2010-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of these provisions is not expected to have a material impact on our consolidated financial statements.

ASU 2010-29, "Business Combinations – Disclosure of Supplementary Pro Forma Information for Business Combinations"

In December 2010, the FASB issued ASU 2010-29, "Business Combinations – Disclosure of Supplementary Pro Forma Information for Business Combinations," ("ASU 2010-29"), that amends AC Subtopic 805-50, "Business Combinations – Disclosures," and requires public entities that are required to present comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also requires public entities to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. We adopted the provisions of ASU 2010-29. The adoption of these provisions did not have a material impact on our consolidated financial statements.

*****

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CTS Corporation

We have audited the accompanying consolidated balance sheets of CTS Corporation (an Indiana corporation) and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of earnings (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule II – Valuation and Qualifying Accounts as of December 31, 2010 and 2009. We also have audited the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

/s/ GRANT THORNTON LLP
Chicago, Illinois
February 23, 2011

CTS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Earnings/(Loss)
(In thousands of dollars except per share amounts)

		Year ended December 31,				
		2010		**2009**		**2008**
Net sales	$	**552,641**	$	498,982	$	691,707
Costs and expenses:						
Cost of goods sold		**432,731**		400,142		554,634
Selling, general and administrative expenses		**72,310**		67,119		82,370
Research and development expenses		**18,313**		14,154		18,306
Restructuring charges — Note O		**1,444**		2,243		5,567
Goodwill impairment		**—**		33,153		—
Operating earnings/(loss)		**27,843**		(17,829)		30,830
Other (expense)/income:						
Interest expense		**(1,074)**		(1,878)		(6,193)
Interest income		**385**		156		1,421
Other		**872**		(863)		197
Total other income/(expense)		**183**		(2,585)		(4,575)
Earnings/(loss) before income taxes		**28,026**		(20,414)		26,255
Income tax expense/(benefit) — Note J		**5,988**		13,636		(1,807)
Net earnings/(loss)	$	**22,038**	$	(34,050)	$	28,062
Net earnings/(loss) per share — Note D						
Basic	$	**0.65**	$	(1.01)	$	0.83
Diluted	$	**0.63**	$	(1.01)	$	0.81

The accompanying notes are an integral part of the consolidated financial statements.

15

CTS CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands of dollars except share amounts)

	December 31,	
	2010	2009
ASSETS		
Current Assets		
Cash and cash equivalents	$ 73,315	$ 51,167
Accounts receivable, less allowances (2010 — $1,269, 2009 — $2,119)	95,930	71,718
Inventories, net		
Finished goods	8,594	7,220
Work-in-process	16,394	12,941
Raw materials	51,897	34,187
Total inventories, net	76,885	54,348
Current deferred tax asset – Note J	12,153	10,367
Other current assets	8,372	6,135
Total current assets	266,655	193,735
Property, plant and equipment		
Land	2,221	2,998
Buildings and improvements	85,271	96,776
Machinery and equipment	235,383	245,997
Total property, plant and equipment	322,875	345,771
Accumulated depreciation	(244,662)	(264,651)
Net property, plant and equipment	78,213	81,120
Other assets		
Prepaid pension asset — Note H	44,075	29,373
Goodwill - Note E	500	500
Other intangible assets, net — Note E	31,432	33,938
Deferred income taxes — Note J	59,956	68,331
Other assets	1,753	660
Total other assets	137,716	132,802
Total Assets	$ 482,584	$ 407,657
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable — Note F	$ —	$ —
Accounts payable	75,384	52,344
Accrued salaries, wages and vacation	16,937	12,980
Income taxes payable	3,907	2,843
Other accrued liabilities	23,872	22,349
Total current liabilities	120,100	90,516
Long-term debt — Note G	70,000	50,400
Other long-term obligations — Notes H and J	18,234	19,287
Contingencies — Note M	—	—
Shareholders' Equity		
Preferred stock — authorized 25,000,000 shares without par value; none issued	—	—
Common stock — authorized 75,000,000 shares without par value; 54,517,560 shares issued at December 31, 2010 and 54,213,931 shares issued at December 31, 2009	285,515	282,491
Additional contributed capital	37,775	37,675
Retained earnings	335,524	317,582
Accumulated other comprehensive loss	(87,555)	(93,285)
	571,259	544,463
Cost of common stock held in treasury (2010 and 2009 — 20,320,759 shares — Note K)	(297,009)	(297,009)
Total shareholders' equity	274,250	247,454
Total Liabilities and Shareholders' Equity	$ 482,584	$ 407,657

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands of dollars)

		Year ended December 31,			
		2010		2009	2008
Cash flows from operating activities:					
Net earnings/(loss)	$	22,038	$ (34,050)	$	28,062
Adjustments to reconcile net earnings/(loss) to net cash provided by operating activities:					
Depreciation and amortization		17,565	19,531		24,178
Prepaid pension asset		(8,935)	(8,548)		(10,788)
Amortization of retirement benefit adjustments – Note H		4,795	5,359		2,237
Equity-based compensation – Note I		4,035	3,555		3,375
Deferred income taxes – Note J		2,577	5,987		(5,902)
Goodwill impairment		—	33,153		—
Restructuring charge – Note O		1,444	2,243		5,567
Changes in assets and liabilities, net of effects from acquisitions					
Accounts receivable		(23,665)	24,023		7,377
Inventories		(21,878)	17,078		9,585
Accounts payable		22,186	(19,761)		(16,181)
Accrued liabilities		2,474	(2,843)		(10,514)
Income taxes payable		641	(4,284)		(422)
Other		(3,953)	5,153		(2,475)
Total adjustments		(2,714)	80,646		6,037
Net cash provided by operations		19,324	46,596		34,099
Cash flows from investing activities:					
Proceeds from sale of assets		1,537	1,356		308
Capital expenditures		(13,271)	(6,537)		(17,647)
Payment for acquisitions, net of cash acquired – Note B		—	—		(21,054)
Earnout payments related to 2008 acquisition		(500)	(750)		—
Net cash used in investing activities		(12,234)	(5,931)		(38,393)
Cash flows from financing activities:					
Borrowings of long-term debt		3,493,419	2,902,600		1,662,550
Payments of long-term debt		(3,473,819)	(2,932,700)		(1,651,823)
Borrowings of short-term notes payable		3,515	9,206		6,426
Payments of short-term notes payable		(3,515)	(9,206)		(7,426)
Purchase of treasury stock		—	—		(7,037)
Dividends paid		(4,089)	(4,056)		(4,063)
Other		42	(438)		(719)
Net cash provided by/(used in) financing activities		15,553	(34,594)		(2,092)
Effect of exchange rate changes on cash		(495)	468		(1,854)
Net increase/(decrease) in cash and cash equivalents		22,148	6,539		(8,240)
Cash and cash equivalents at beginning of year		51,167	44,628		52,868
Cash and cash equivalents at end of year	$	73,315	$ 51,167	$	44,628
Supplemental cash flow information					
Cash paid during the year for:					
Interest	$	926	$ 1,056	$	3,315
Income taxes — net	$	3,770	$ 8,480	$	4,821

Supplemental schedule of non-cash investing and financing activities:
Refer to Note B, "Acquisitions," for further discussion on non-cash investing and financing activities.

The accompanying notes are an integral part of the consolidated financial statements.

CTS CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
(In thousands of dollars except share and per share amounts)

	Common Stock	Additional Contributed Capital	Retained Earnings	Accumualted Other Comprehensive Earnings/(Loss)	Comprehensive Earnings/(Loss)	Treasury Stock	Total
Balances at January 1, 2008	$ 278,916	$ 35,555	$ 331,675	$ (29,808)		$ (289,972)	$ 326,366
Net earnings			28,062		28,062		28,062
Cumulative translation adjustment				(9,111)	(9,111)		(9,111)
Other comprehensive income, net of tax of $39,814							
Prior service costs				324	324		324
Unrecognized loss				(60,031)	(60,031)		(60,031)
Comprehensive loss					$ (40,756)		
Cash dividends of $0.12 per share			(4,043)				(4,043)
Issued 7,100 shares on exercise of stock option – net	61						61
Issued 105,011 shares on vesting of restricted stock units	1,289	(1,724)					(435)
Acquired 714,300 shares for treasury stock						(7,037)	(7,037)
Tax cost on vesting of restricted stock units		(58)					(58)
Stock compensation		3,375					3,375
Balances at December 31, 2008	$ 280,266	$ 37,148	$ 355,694	$ (98,626)		$ (297,009)	$ 277,473
Net loss			(34,050)		(34,050)		(34,050)
Cumulative translation adjustment, net of tax of $1,366				3,299	3,299		3,299
Other comprehensive income, net of tax of $1,987							
Prior service costs				(252)	(252)		(252)
Unrecognized gain				2,294	2,294		2,294
Comprehensive loss					$ (28,709)		
Cash dividends of $0.12 per share			(4,062)				(4,062)
Issued 181,947 shares on vesting of restricted stock units	2,225	(2,590)					(365)
Tax cost on vesting of restricted stock units		(438)					(438)
Stock compensation		3,555					3,555
Balances at December 31, 2009	$ 282,491	$ 37,675	$ 317,582	$ (93,285)		$ (297,009)	$ 247,454
Net earnings			22,038		22,038		22,038
Cumulative translation adjustment, net of tax of $1,047				(1,715)	(1,715)		(1,715)
Other comprehensive income, net of tax of $5,136							
Prior service costs				476	476		476
Unrecognized gain				6,969	6,969		6,969
Comprehensive gain					$ 27,768		
Cash dividends of $0.12 per share			(4,096)				(4,096)
Issued 17,500 shares on vesting of of stock option - net	131						131
Issued 286,129 shares on vesting of restricted stock units	2,893	(3,885)					(992)
Tax cost on vesting of restricted stock units		(50)					(50)
Stock compensation		4,035					4,035
Balances at December 31, 2010	$ 285,515	$ 37,775	$ 335,524	$ (87,555)		$ (297,009)	$ 274,250

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A—Summary of Significant Accounting Policies

Business: CTS Corporation ("CTS" or the "Company") is a global manufacturer of electronic components and sensors and a supplier of electronic manufacturing services. The Company designs, manufactures, assembles, and sells a broad line of electronic components and sensors and provides electronic manufacturing services primarily to original equipment manufacturers ("OEMs"). CTS operates manufacturing facilities located throughout North America, Asia and Europe and services major markets globally.

Principles of Consolidation: The consolidated financial statements include the accounts of CTS and its wholly-owned subsidiaries. Refer to Note B, "Acquisitions," for a discussion of the acquisitions made by CTS. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates: The preparation of financial statements in conformity within the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Foreign Currencies: The financial statements of CTS' non-U.S. subsidiaries, except the U.K. subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings/(loss). CTS' Consolidated Statements of Earnings/(Loss) include approximately $0.7 million of foreign currency gain for the year ended December 31, 2010, and $1.1 and $1.3 million of foreign currency loss for the years ended December 31, 2009 and December 31, 2008, respectively.

The assets and liabilities of CTS' U.K. subsidiary are translated into U.S. dollars at the current exchange rate at period end, with resulting translation adjustments made directly to the "accumulated other comprehensive earnings/(loss)" component of shareholders' equity. Statement of earnings/(loss) accounts are translated at the average rates during the period.

Comprehensive Earnings/(Loss): The components of comprehensive earnings/(loss) for CTS include foreign currency translation adjustments, unrecognized pension gains/(losses) and prior service costs, and net earnings, and are reported within the Consolidated Statements of Shareholders' Equity in the columns titled "Comprehensive Earnings/(Loss)" and "Accumulated Other Comprehensive Earnings/(Loss)."

The table below shows the components of accumulated other comprehensive earnings/(loss) at December 31:

($ in thousands)	**2010**	**2009**
Accumulated translation, net of tax	**$ 161**	$ 1,876
Unrecognized amounts relating to benefit plans, net of tax:		
Net loss	**(86,298)**	(93,267)
Prior service costs	**(1,418)**	(1,894)
Accumulated other comprehensive loss	**$ (87,555)**	$ (93,285)

Revenue Recognition: Substantially all of CTS' revenues are from product sales. CTS recognizes revenue from product sales when title transfers, the risks and rewards of ownership have been transferred to the customer, the sales price is fixed or determinable, and collection of the related receivable is probable, which is generally at the time of shipment. The Company has agreements with its distributors that provide limited rights of return within a limited time and protection against price reductions initiated by the Company. The effect of these programs is estimated based on historical experience and current economic conditions and provisions are recorded at the time of shipment. CTS customers typically have a right to return products that they consider to be defective. Revenue is recorded net of estimated returns of products, based on management's analysis of historical returns, current economic trends, and changes in customer demands. All fees billed to the customer for shipping and handling is classified as a component of net sales. All costs associated with shipping and handling is classified as a component of cost of sales. Provisions for returns and other adjustments are provided for in the same period the related sales are recorded based on experience and other relevant factors. CTS classifies sales taxes on a net basis in its consolidated financial statements.

Concentration of Credit Risk: The majority of cash and cash equivalents, is maintained in demand deposits, AAA money market mutual funds, and in U.S. government securities, with the remainder maintained with several major financial institutions. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Trade receivables subject CTS to the potential for credit risk with major customers. CTS sells its products to customers principally in the automotive, communications, computer, medical, industrial, and defense and aerospace markets, primarily in North America, Europe, and Asia. CTS performs ongoing credit evaluations of its customers to minimize credit risk. CTS does not require collateral. The allowance for doubtful accounts is based on management's estimates of the collectability of its accounts receivable after analyzing historical bad debts, customer concentrations, customer credit worthiness, and current economic trends. Uncollectible trade receivables are charged against the allowance for doubtful accounts when all reasonable efforts to collect the amounts due have been exhausted. Sales to any customer did not exceed 10% of total net sales for the years ended December 31, 2010 and December 31, 2009. Sales to Hewlett-Packard Company ("Hewlett-Packard") were 11% of net sales for the year ended December 31, 2008. Significant sales to a single customer expose CTS to a concentration of credit risk. Management, however, believes the likelihood of incurring material losses due to concentration of credit risk is remote.

Research and Development: Research and development costs include expenditures for planned search and investigation aimed at discovery of new knowledge to be used to develop new products or processes or to significantly enhance existing products or production processes.   Research and development costs also include the implementation of the new knowledge through design, testing of product alternatives, or construction of prototypes. CTS expenses all research and development costs as incurred.

Earnings/(Loss) Per Share: Basic earnings/(loss) per share excludes any dilution and is computed by dividing net earnings/(loss) available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in CTS' earnings. Diluted earnings/(loss) per share is computed by dividing net earnings/(loss) adjusted for the after-tax effect of interest on dilutive convertible debt by the weighted-average number of common shares outstanding during the period plus the incremental shares that would have been outstanding upon the assumed exercise of dilutive securities. If the common stock equivalents have an anti-dilutive effect, they are excluded from the computation of diluted earnings/(loss) per share. Refer also to Note D, "Earnings/(Loss) Per Share."

Equity-Based Compensation: CTS recognizes expense related to the fair value of equity-based compensation awards in the Consolidated Statements of Earnings/(Loss). CTS had stock options and restricted stock units outstanding at December 31, 2010. Refer to Note I, "Equity-Based Compensation," for further discussion.

The Company estimates the fair value of stock option awards on the date of grant using the Black-Scholes option-pricing model. A number of assumptions are used by the Black-Scholes option-pricing model to compute the grant date fair value, including expected price volatility, option term, risk-free interest rate, and dividend yield. These assumptions are established at each grant date based upon current information at that time. Expected volatilities are based on historical volatilities of the Company's stock.   The expected option term is derived from historical data on exercise behavior. Different expected option terms result from different groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant. The fair value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Earnings/(Loss).

The grant date fair values of our service-based and our performance-based restricted stock units ("RSUs") are the closing prices of our stock on the date of grant. The grant date fair value of our market-based RSU is determined by using a simulation or Monte Carlo approach. Under this approach, stock returns from comparator group companies are simulated over the performance period, considering both stock returns volatility and the correlation of returns. The simulated results are then used to estimate the future payout based on the performance/payout relationship established by the conditions of the award. The future payout is discounted to the measurement date using the risk-free interest rate.

Both CTS' stock options and restricted stock units primarily have a graded-vesting schedule. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Cash and Cash Equivalents: CTS considers all highly liquid investments with maturities of three months or less from the purchase date to be cash equivalents. Cash includes cash held in domestic and foreign bank accounts. Deposits with these banks exceed the amount of insurance provided on such deposits; however, the deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Income Taxes: Deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax planning and strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on a "more likely than not" criteria.

The Company recognizes the benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the "more likely than not" threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. Refer to Note J, "Income Taxes."

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Depreciation on leasehold improvements is computed over the shorter of the useful lives of the improvements or the lease term. Useful lives for buildings and improvements range from 10 to 45 years. Machinery and equipment useful lives range from three to eight years. Amounts expended for maintenance and repairs are charged to expense as incurred. Upon disposition, any related gains or losses are included in operating earnings.

CTS assesses the carrying value of long-lived assets and the remaining useful lives whenever events or changes in circumstances indicate an impairment may have occurred. If the undiscounted future cash flows expected to result from the use of the related assets are less than the carrying value of such assets, an impairment charge may be required to reduce the carrying value of the long-lived assets to fair value. Refer to Note C, "Fair Value Measurements," for further discussion.

Retirement Plans: CTS has various defined benefit and defined contribution retirement plans. CTS' policy is to annually fund the defined benefit pension plans at or above the minimum required by law. CTS (1) recognizes the funded status of a benefit plan (measured as the difference between plan assets at fair value and the benefit obligation) in the Company's statement of financial position; (2) recognizes the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit/cost as a component of other comprehensive income; and (3) measures defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position. Refer to Note H, "Retirement Plans."

Goodwill and Other Intangible Assets: CTS does not amortize goodwill, but tests it for impairment annually using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment (the "component" level) if discrete financial information is prepared and regularly reviewed by senior management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. During the first quarter of 2009, CTS' market capitalization dropped below the net book value of its equity, thus creating a triggering event. This difference was considered while determining if any goodwill impairment exists. The Company completed its impairment analysis during the first quarter of 2009, and determined that goodwill was impaired at the end of the first quarter of 2009. Accordingly, the Company wrote-off approximately $33.2 million of goodwill related to CTS' prior acquisitions in the first quarter of 2009. The impairment charge is reported as part of consolidated operating earnings/(loss). CTS had approximately $0.5 million of goodwill at December 31, 2010 and 2009, respectively.

Generally, CTS amortizes the cost of other finite-lived intangibles over a straight-line basis using their estimated useful lives except for the cost of intangibles acquired in the Tusonix, Inc. ("Tusonix") and Orion Manufacturing Inc. ("Orion") acquisitions which are amortized using a double-declining balance method over their estimated useful lives. CTS assesses useful lives based on the period over which the asset is expected to contribute to CTS' cash flows. CTS reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate an impairment may have occurred. If impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Refer to Note E, "Intangible Assets," and Note C, "Fair Value Measurements," for further discussion.

Financial Instruments: CTS' financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under short-term notes payable and long-term debt. CTS' long-term debt consists of a revolving debt agreement. The carrying values for cash and cash equivalents, and trade receivables and payables and short-term notes payable approximate fair value based on the short-term maturities of these instruments. CTS estimated the fair value of its long-term debt to be $70 million, which is equal to its carrying value. There is a ready market for CTS' revolving credit debt and is classified within Level 2 of the fair value hierarchy as the market is not deemed to be active. Refer to Note C, "Fair Value Measurements," for further discussion.

Amortization of Debt Issue Costs: CTS had debt issue costs related to the Company's long-term debt that are being amortized using the straight-line method over the life of the debt or, for convertible debt, the period until the debt is first convertible into common stock. Amortization expense totaled $0.2 million in 2010, $0.3 million in 2009, and $0.5 million in 2008 and is included in interest expense in the accompanying Consolidated Statements of Earnings/(Loss).

Treasury Stock: CTS uses the cost method to account for its common stock repurchases. No purchases were made during 2010 and 2009.

Reclassifications: Certain reclassifications have been made for the periods presented in the consolidated financial statements to conform to the classifications adopted in 2010.

Recent Accounting Pronouncements

ASU 2010-06, "Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements"

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), that amends Accounting Standards Codification ("ASC") Subtopic 820-10, "Fair Value Measurements and Disclosures – Overall," and requires reporting entities to disclose (1) the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) separate information about purchases, sales, issuance and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy. These disclosures and clarification are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company adopted the provisions of ASU 2010-06 and the provisions of ASU 2010-06 did not have a material impact on CTS' consolidated financial statements.

ASU 2010-09, "Subsequent Events – Amendments to Certain Recognition and Disclosure Requirements"

In February 2010, the FASB issued ASU 2010-09, "Subsequent Events – Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"), that amends ASC Subtopic 855-10, "Subsequent Events – Overall" ("ASC 855-10"). ASU 2010-09 requires an SEC filer to evaluate subsequent events through the date that the financial statements are issued but removed the requirement to disclose this date in the notes to the entity's financial statements. The amendments are effective upon issuance of the final update and accordingly, CTS has adopted the provisions of ASU 2010-09. The adoption of these provisions did not have a material impact on CTS' consolidated financial statements.

ASU 2010-28, "Intangibles – Goodwill and Other – When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts"

In December 2010, the FASB issued ASU 2010-28, "Intangibles – Goodwill and Other – When to Perform Step 2 of the Goodwill Impairment test for Reporting Units with Zero or Negative Carrying Amounts" ("ASU 2010-28"), that amends ASC Subtopic 350-20, "Intangibles – Goodwill and Other," and requires entities with reporting units that have carrying amounts that are zero or negative to assess whether it is more likely than not that the reporting units' goodwill is impaired. In considering whether it is more likely than not that a goodwill impairment exists, the entities shall evaluate whether there are adverse qualitative factors. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting units. ASU 2010-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of these provisions is not expected to have a material impact on CTS' consolidated financial statements.

ASU 2010-29, "Business Combinations – Disclosure of Supplementary Pro Forma Information for Business Combinations"

In December 2010, the FASB issued ASU 2010-29, "Business Combinations – Disclosure of Supplementary Pro Forma Information for Business Combinations," ("ASU 2010-29"), that amends AC Subtopic 805-50, "Business Combinations – Disclosures," and requires public entities that are required to present comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also requires public entities to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. CTS adopted the provisions of ASU 2010-29. The adoption of these provisions did not have a material impact on CTS' consolidated financial statements.

NOTE B—Acquisitions

In 2008, CTS acquired, with cash, 100% of the outstanding capital stock of the following two entities for $21.1 million, net of $1.3 million cash received.

- Tusonix, based in Tucson, Arizona, a leader in the design and manufacture of ceramic electromagnetic interference and radio frequency interference ("EMI/RFI") filters; and
- Orion, based in San Jose, California, a contract electronics manufacturer.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the dates of acquisition:

($ in thousands)	Tusonix At January 28, 2008	Orion At March 12, 2008	Total
Current assets	$ 6,517	$ 8,348	$ 14,865
Property, plant and equipment	4,792	785	5,577
Amortizable intangible assets	2,500	1,300	3,800
Goodwill	1,860	6,636	8,496
Other long-term assets	25	24	49
Fair value of assets acquired, including $1,295 cash acquired	15,694	17,093	32,787
Less fair value of liabilities acquired	3,204	7,234	10,438
Net assets acquired	12,490	9,859	22,349
Cash acquired	1,295	−	1,295
Net cash paid	$ 11,195	$ 9,859	$ 21,054

The acquisition of Tusonix expands CTS' technology and customer base within the Components and Sensors segment. The acquisition of Orion enables CTS' Electronic Manufacturing Services ("EMS") segment to achieve significant synergies by combining the Orion operation with the CTS operation in Santa Clara, California. It also expands CTS' customer base in certain target markets.

Under the terms of the Orion agreement, CTS accrued $0.50 million and $0.75 million at December 31, 2009 and December 31, 2008, respectively, of contingent earn-out payments based on the achievement of certain financial targets in 2008 and 2009. These amounts were paid in the following years. Contingencies earned under the terms of this agreement were recorded as an adjustment to the purchase price.

These acquisitions were accounted for using the purchase method of accounting whereby the total purchase price was allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of these acquisitions were immaterial to CTS' results of operations.

CTS determined the purchase price allocations on the acquisitions based on estimates of the fair values of the assets acquired and liabilities assumed. These estimates were arrived at using recognized valuation techniques. The purchase price allocations for both acquisitions were finalized as of March 29, 2009.

Goodwill recognized in those transactions amounted to $8.5 million and is not deductible for tax purposes. Of this goodwill, $6.6 million was assigned to the EMS segment and $1.9 million was assigned to the Components and Sensors segment. In December 2009, CTS recorded an additional $0.5 million of goodwill related to the Orion acquisition. In addition, CTS also recognized $2.5 million and $1.3 million of customer list intangibles for Tusonix and Orion, respectively. These intangibles are amortized over a period of 15 years and 10 years for Tusonix and Orion, respectively. During the first quarter of 2009, CTS impaired $8.5 million of goodwill related to these acquisitions. Refer to Note C, "Fair Value Measurements," for further discussion.

NOTE C—Fair Value Measurements

Goodwill represents the excess of the cost of businesses acquired over the fair value of the assets acquired and liabilities assumed. CTS does not amortize goodwill, but tests it for impairment annually using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment or the component level if discrete financial information is prepared and regularly reviewed by senior management. However, components are aggregated as a single reporting unit if they have similar economic characteristics.

Generally accepted accounting principles stipulate that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below the carrying amount. A two-step method is used to measure the amount of an impairment loss. The first step requires the Company to determine the fair value of the reporting unit and compare that fair value to the net book value of the reporting unit. The fair value of the reporting unit is determined using various valuation techniques, including a discounted cash flow analysis (an income approach) and a market approach which uses current industry information. The second step requires the Company to determine the implied fair value of goodwill and measure the impairment loss as the difference between the book value of the goodwill and the implied fair value of the goodwill. The implied fair value of goodwill must be determined in the same manner as if CTS had acquired those reporting units.

During the fourth quarter of 2008, our market capitalization dropped below the net book value of our equity. We considered this difference while completing our annual goodwill impairment testing as of December 31, 2008. This test concluded that our goodwill was not impaired. In reaching our conclusion relative to this market capitalization difference, we used the average CTS stock price for a recent number of days prior to December 31, 2008 and a conservative control premium based on comparative market transactions in our industry. Our analysis assumed revenue growth of approximately eight % over an extended period of time.

In light of a decline in CTS' market capitalization in the first quarter of 2009, CTS determined that an interim impairment test was necessary at the end of the first quarter of 2009 for both of its reporting units, EMS and Components and Sensors. After completing step one of the prescribed test, CTS determined that the estimated fair values of both reporting units were less than their book values on March 29, 2009. CTS performed the step two test and concluded that the reporting units' goodwill were impaired. As a result, an impairment loss of $33.2 million was recorded in the first quarter of 2009. Of the $33.2 million impairment loss, $30.8 million was related to the EMS reporting unit and $2.4 million was related to the Components and Sensors reporting unit. This non-cash goodwill impairment has no impact on CTS' debt covenants.

The following table reconciles the beginning and ending balances of CTS' goodwill for the periods ended December 31, 2010 and December 31, 2009:

($ in thousands)	EMS	Components & Sensors	Total
Balance at January 1, 2009	$ 30,780	$ 2,370	$ 33,150
Purchase accounting adjustment	—	3	3
Impairment loss – first quarter 2009	(30,780)	(2,373)	(33,153)
Addition to goodwill due to earn-out	500	—	500
Balance at December 31, 2009	500	—	500
2010 activity	—	—	—
Balance at December 31, 2010	$ 500	$ —	$ 500

The table below summarizes the non-financial assets that were measured and recorded at fair value on a non-recurring basis as of December 31, 2010 and the losses recorded during the period ended December 31, 2010 on those assets:

($ in thousands)

Description	Carrying Value at December 31, 2010	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2010
Goodwill	$ 500	$ —	$ —	$ 500	$ —
Intangible assets, other than goodwill	$ 31,432	$ —	$ —	$ 31,432	—
Long-lived assets	$ 78,213	$ —	$ —	$ 78,213	150
					$ 150

The fair value of these assets were measured and recorded using an income approach. Projected future cash flows related to these assets were used under this approach to determine their fair values.

The table below summarizes the financial liability that was measured and recorded at fair value on a recurring basis as of December 31 2010:

($ in thousands)

Description	Carrying Value at December 31, 2010	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Loss for Year Ended December 31, 2010
Long-term debt	$ 70,000	$ —	$ 70,000	$ —	$ —

The fair value of long-term debt was measured and recorded using a market approach which uses current industry information.

NOTE D—Earnings/(Loss) Per Share

The table below provides a reconciliation of the numerator and denominator of the basic and diluted earnings/(loss) per share ("EPS") computations. Basic earnings/(loss) per share is calculated using the weighted average number of common shares outstanding as the denominator and net earnings/(loss) as the numerator. Diluted earnings/(loss) per share is calculated by adding all potentially dilutive shares to the weighted average number of common shares outstanding for the numerator. The if-converted method, whereby interest expense (on a net-of-tax basis) from the convertible senior subordinated debentures is added to net earnings/(loss) for the numerator. All anti-dilutive shares are excluded from the computation of diluted earnings/(loss) per share.

The calculations below provide net earnings/(loss), average common shares outstanding, and the resultant earnings/(loss) per share for both basic and diluted EPS for the years ended December 31, 2010, 2009, and 2008.

($ in thousands, except per share amounts)	Net Earnings (Numerator)	Shares (In thousands) (Denominator)	Per Share Amount
2010			
Basic EPS	$ **22,038**	**34,090**	$ **0.65**
Effect of dilutive securities:			
Equity-based compensation plans	**—**	**759**	
Diluted EPS	$ **22,038**	**34,849**	**0.63**
2009			
Basic EPS	$ (34,050)	33,823	$ (1.01)
Effect of dilutive securities:			
Equity-based compensation plans	—	—	—
Convertible debt	—	—	—
Diluted EPS	$ (34,050)	33,823	$ (1.01)
2008			
Basic EPS	$ 28,062	33,728	$ 0.83
Effect of dilutive securities:			
Equity-based compensation plans	—	453	—
Convertible debt	2,433	3,683	—
Diluted EPS	$ 30,495	37,864	$ 0.81

The following table shows the securities that could potentially dilute EPS in the future, but have been excluded from the 2010, 2009, and 2008 diluted earnings/(loss) per share calculations because they are either anti-dilutive or the exercise price exceeds the average market price.

	Year ended December 31,		
(Number of shares in thousands)	2010	2009	2008
Stock options	587	1,179	810
Restricted stock units	—	1,103	—
Securities related to the subordinated convertible debt	—	738	—

NOTE E—Intangible Assets

CTS has the following intangible assets as of December 31:

($ in thousands)	2010 Gross Carrying Amount	2010 Accumulated Amortization	2009 Gross Carrying Amount	2009 Accumulated Amortization
Amortized intangible assets:				
Customer lists/relationships	$ **51,084**	$ **(19,999)**	$ 51,084	$ (17,544)
Patents	**10,319**	**(10,319)**	10,319	(10,319)
Other intangibles	**500**	**(153)**	500	(102)
Total	**61,903**	**(30,471)**	61,903	(27,965)
Goodwill	**500**	**—**	500	—
Total net intangible assets	$ **62,403**	$ **(30,471)**	$ 62,403	$ (27,965)

Of the total net intangible assets at December 31, 2010, $7.3 million relates to the EMS segment and $24.6 million relates to the Components and Sensors segment. The goodwill at December 31, 2010 and December 31, 2009 relates to the EMS segment. Of the total net intangible assets at December 31, 2009, $8.2 million relates to the EMS segment and $26.2 million relates to the Components and Sensors segment.

CTS recorded amortization expense of $2.5 million, $3.0 million, and $3.6 million for the years ended December 31, 2010, 2009, and 2008, respectively. The weighted average remaining amortization period for the amortizable intangible assets is 15.3 years. CTS estimates annual amortization expense of $2.4 million in years 2011-2015, and $19.4 million thereafter.

NOTE F—Notes Payable

CTS had line of credit arrangements of $20.8 million and $20.4 million at December 31, 2010 and 2009, respectively. No amount was outstanding at December 31, 2010 and 2009. These arrangements are generally subject to annual renewal and renegotiation, have no financial covenants, and may be withdrawn at the banks' option. The majority of the line of credit arrangements at December 31, 2010 are unsecured. However, one line of credit for $0.7 million is secured by the land and building in Thailand. The weighted-average interest rate, computed by relating interest expense to average daily short-term borrowings, was 1.78% in 2010 and 2.5% in 2009.

NOTE G—Debt

Long-term debt was comprised of the following at December 31:

($ in thousands)	2010	2009
Revolving credit agreement, weighted-average interest rate of 1.1% (2010) and 1.1% (2009), due in 2015 and 2011, respectively	$ 70,000	$ 50,400
Less current maturities	—	—
Total long-term debt	$ 70,000	$ 50,400

On November 18, 2010, CTS entered into a $150 million, unsecured revolving credit agreement. Under the terms of the revolving credit agreement, CTS can expand the credit facility to $200 million, subject to participating banks' approval. There was $70.0 million outstanding under the $150 million revolving credit agreement at December 31, 2010, and $50.4 million outstanding under the $100 million revolving credit agreement at December 31, 2009. The Company had $77.2 million available under the $150 million credit agreement at December 31, 2010, net of standby letters of credit of $2.8 million, and $46.8 million available under the $100 million credit agreement at December 31, 2009, net of standby letters of credit of $2.8 million. Interest rates on the revolving credit agreement fluctuate based upon the London Interbank Offered Rate and the Company's quarterly total leverage ratio. CTS pays a commitment fee on the undrawn portion of the revolving credit agreement. The commitment fee varies based on the quarterly leverage ratio and was 0.375 percent per annum at December 31, 2010. The revolving credit agreement requires, among other things, that CTS comply with a maximum total leverage ratio and a minimum fixed charge coverage ratio. Failure of CTS to comply with these covenants could reduce the borrowing availability under the revolving credit agreement. CTS was in compliance with all debt covenants at December 31, 2010. The revolving credit agreement requires CTS to deliver quarterly financial statements, annual financial statements, auditors certifications and compliance certificates within a specified number of days after the end of a quarter and year. Additionally, the revolving agreement contains restrictions limiting CTS' ability to: dispose of assets; incur certain additional debt; repay other debt or amend subordinated debt instruments; create liens on assets; make investments, loans or advances; make acquisitions or engage in mergers or consolidations; engage in certain transactions with CTS' subsidiaries and affiliates; and make stock repurchases and dividend payments. The revolving credit agreement expires in November 2015.

NOTE H—Retirement Plans

Defined Benefit and Other Postretirement Benefit Plans

CTS has a number of noncontributory defined benefit pension plans ("Pension Plans") covering approximately 12% of its employees. Pension Plans covering salaried employees provide pension benefits that are based on the employees´ compensation prior to retirement. Pension Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

CTS provides postretirement life insurance benefits for certain retired employees. Domestic employees who were hired prior to 1982 and certain domestic union employees are eligible for life insurance benefits upon retirement. CTS funds life insurance benefits through term life insurance policies and intends to continue funding all of the premiums on a pay-as-you-go basis.

The Company recognizes the funded status of a benefit plan in its statement of financial position. The funded status is measured as the difference between plan assets at fair value and the benefit obligation. The Company also recognizes, as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit/cost.

The measurement date for the Pension Plans and other postretirement plan assets and benefit obligations was December 31, 2010 and 2009. The following table provides a reconciliation of benefit obligation, plan assets, and the funded status of the Pension Plans and other postretirement benefit plan at that measurement date.

($ in thousands)	Pension Plans 2010	Pension Plans 2009	Other Postretirement Benefit Plan 2010	Other Postretirement Benefit Plan 2009
Accumulated benefit obligation	$ 238,395	$ 232,023	$ 5,395	$ 5,350
Change in projected benefit obligation:				
Projected benefit obligation at January 1	$ 239,063	$ 205,977	$ 5,350	$ 4,726
Service cost	2,983	3,130	14	11
Interest cost	13,277	13,698	300	313
Plan amendment and other	19	2,619		—
Actuarial loss/(gain)	3,385	25,881	(75)	437
Benefits paid	(13,947)	(12,242)	(194)	(137)
Projected benefit obligation at December 31	$ 244,780	$ 239,063	$ 5,395	$ 5,350
Change in plan assets:				
Assets at fair value at January 1	$ 253,741	$ 213,386	$ —	$ —
Actual return on assets	35,301	50,358	—	—
Company contributions	2,512	690	194	137
Benefits paid	(13,947)	(12,242)	(194)	(137)
Other	(83)	1,549	—	—
Assets at fair value at December 31	$ 277,524	$ 253,741	$ —	$ —
Funded status (plan assets less projected benefit obligations)	$ 32,744	$ 14,678	$ (5,395)	$ (5,350)

The components of the prepaid (accrued) cost, net are classified in the following lines in the Consolidated Balance Sheets at December 31:

($ in thousands)	Pension Plans 2010	Pension Plans 2009	Other Postretirement Benefit Plan 2010	Other Postretirement Benefit Plan 2009
Prepaid pension asset	$ 44,075	$ 29,373	$ —	$ —
Other accrued liabilities	(2,069)	(2,465)	(374)	(368)
Other long-term obligations	(9,262)	(12,230)	(5,021)	(4,982)
	$ 32,744	$ 14,678	$ (5,395)	$ (5,350)

CTS has also recorded the following amounts to accumulated other comprehensive loss at December 31, 2010:

($ in thousands)	Pension Plans Unrecognized Loss	Pension Plans Prior Service Cost	Pension Plans Total	Other Postretirement Benefit Plan Unrecognized Loss/(Gain)	Other Postretirement Benefit Plan Prior Service Cost	Other Postretirement Benefit Plan Total
Balance at January 1, 2010	$ 93,562	$ 1,894	$ 95,456	$ (295)	$ —	$ (295)
Amortization of retirement benefits, net of tax	(2,573)	(489)	(3,062)	—	—	—
Reclassification adjustments	(4,351)	13	(4,338)	(45)	—	(45)
Balance at December 31, 2010	$ 86,638	$ 1,418	$ 88,056	$ (340)	$ —	$ (340)

CTS expects to recognize, on a pre-tax basis, approximately $4.5 million and $0.6 million of losses and prior service costs, respectively, in 2011 related to its Pension Plans. CTS does not expect to recognize any significant amounts of the Other Postretirement Benefit Plan unrecognized amounts in 2011.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for those Pension Plans with accumulated benefit obligation in excess of fair value of plan assets at December 31 is shown below:

($ in thousands)	2010	2009
Projected benefit obligation	$ 22,336	$ 47,850
Accumulated benefit obligation	20,331	46,197
Fair value of plan assets	11,004	33,156

Net pension (income)/postretirement expense for the years ended in December 31 include the following components:

($ in thousands)	Pension Plans			Other Postretirement Benefit Plan		
	2010	2009	2008	2010	2009	2008
Service cost	$ 2,983	$ 3,130	$ 3,532	$ 14	$ 11	$ 20
Interest cost	13,277	13,699	13,068	300	314	368
Expected return on plan assets [1]	(24,337)	(24,413)	(26,341)	—	—	—
Amortization of unrecognized:						
Prior service cost	816	504	538	—	—	—
Loss	3,979	4,855	1,699	—	—	—
Actuarial (gain)/loss	—	—	—	—	(102)	—
Additional cost due to early retirement	234	—	237	—	—	—
Net (income)/expense	$ (3,048)	$ (2,225)	$ (7,267)	$ 314	$ 223	$ 388
Weighted-average actuarial assumptions[2]						
Benefit obligation assumptions:						
Discount rate	5.44%	5.77%	6.86%	5.51%	5.80%	6.90%
Rate of compensation increase	3.98%	4.02%	4.80%	—	—	—
Pension income/postretirement Expense assumptions:						
Discount rate	5.77%	6.83%	6.44%	5.80%	6.90%	6.50%
Expected return on plan assets [1]	8.37%	8.42%	8.41%	—	—	—
Rate of compensation increase	3.98%	4.02%	4.80%	—	—	—

_____

[1] Expected return on plan assets is net of expected investment expenses and certain administrative expenses.

[2] During the fourth quarter of each year, CTS reviews its actuarial assumptions in light of current economic factors to determine if the assumptions need to be adjusted.

The discount rate utilized to estimate CTS' pension and postretirement obligations is based on market conditions at December 31, 2010, and is determined using a model consisting of high quality bond portfolios that match cash flows of the plans' projected benefit payments based on the plan participants' service to date and their expected future compensation. Use of the rate produced by this model generates a projected benefit obligation that equals the current market value of a portfolio of high quality bonds whose maturity dates match the timing and amount of expected future benefit payments.

The discount rate used to determine 2010 pension income and postretirement expense for CTS' pension and postretirement plans is based on market conditions at December 31, 2009 and is the interest rate used to estimate interest incurred on the outstanding projected benefit obligations during the period.

CTS utilizes a building block approach in determining the long-term rate of return for plan assets. Historical markets are reviewed and long-term relationships between equities and fixed-income are preserved consistent with the generally accepted capital market principle that assets with higher volatility generate a greater return over the long term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to ensure for reasonableness and appropriateness.

CTS´ pension plan asset allocation at December 31, 2010 and 2009, and target allocation for 2011 by asset category are as follows:

Asset Category	Target Allocations 2011	Percentage of Plan Assets at December 31, 2010	Percentage of Plan Assets at December 31, 2009
Equity securities [1]	60%	67%	64%
Debt securities	40%	27%	29%
Other	—	6%	7%
Total	100%	100%	100%

_____

[1] Equity securities include CTS common stock in the amounts of approximately $16.1 million (6% of total plan assets) at December 31, 2010 and approximately $14.0 million (6% of total plan assets) at December 31, 2009.

CTS employs a total return on investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and funded status. The investment portfolio primarily contains a diversified mix of equity and fixed-income investments. The equity investments are diversified across U.S. and non-U.S. stocks. Other assets such as private equity are used modestly to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and asset/liability studies at regular intervals.

The following table summarizes the fair values of CTS' pension plan assets at December 31:

($ in thousands)	2010	2009
Equity securities – U.S. holdings	$ 149,981	$ 140,238
Equity securities – Non-U.S. holdings	36,604	20,394
Debt securities issued by US, state and local governments	16,328	12,726
Corporate Bonds	56,061	59,163
Mortgage-backed securities	3,517	2,626
Other fixed income securities	—	901
Cash and cash equivalents	10,019	14,005
Fixed annuities	1,429	904
Partnerships	3,585	2,784
Total fair value of plan assets	$ 277,524	$ 253,741

The fair values at December 31, 2010 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities - U.S. holdings [1]	$ 149,981	$ —	$ —	$ 149,981
Equity securities - Non-U.S. holdings [1]	36,604	—	—	36,604
Corporate Bonds [2]	39,875	16,186	—	56,061
Cash and cash equivalents [3]	10,019	—	—	10,019
Debt securities issued by US, state and local governments [4]	16,328	—	—	16,328
Mortgage-backed securities [5]	—	3,517	—	3,517
Partnerships [6]	—	—	3,585	3,585
Fixed annuity contracts [7]	—	—	1,429	1,429
Total	$ 252,807	$ 19,703	$ 5,014	$ 277,524

The fair values at December 31, 2009 are classified within the following categories in the fair value hierarchy:

($ in thousands)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities – U.S. holdings [1]	$ 140,238	$ —	$ —	$ 140,238
Equity securities - Non-U.S. holdings[1]	20,394	—	—	20,394
Corporate Bonds [2]	42,125	17,038	—	59,163
Cash and cash equivalents [3]	14,005	—	—	14,005
Debt securities issued by US, state and local governments [4]	12,726	—	—	12,726
Mortgage-backed securities [5]	—	2,626	—	2,626
Partnerships [6]	—	—	2,784	2,784
Fixed annuity contracts[7]	—	—	904	904
Other fixed income securities [2]	901	—	—	901
Total	**$ 230,389**	**$ 19,664**	**$ 3,688**	**$ 253,741**

_____

[1] Comprised of common stocks in various industries. The Pension Plan fund manager may shift investments from value to growth strategies or vice-versa, from small cap to large cap stocks or vice-versa, in order to meet the Pension Plan's investment objectives, which are to provide for a reasonable amount of long-term growth of capital without exposure to volatility, and protect the assets from erosion of purchasing power.

[2] Comprised of investment grade securities in various industries.

[3] Comprised of investment grade short-term investment funds.

[4] Comprised of investment grade securities that are backed by the U.S., state or local governments.

[5] Comprised of investment grade securities in which approximately $2.0 million and $1.6 million is backed by the U.S. government for the years ended December 31, 2010 and December 31, 2009, respectively, and the remainder by commercial real estate.

[6] Comprised of partnerships that invest in various U.S. industries.

[7] Comprised of fixed annuity contracts purchased at market value when plan participants retire.

The Pension Plan assets recorded at fair value are measured and classified in a hierarchy for disclosure purposes consisting of three levels based on the observability of inputs available in the marketplace used to measure fair value as discussed below:

- Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that the pension plan trustees have the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets.
- Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets in active or inactive markets, and inputs other than quoted prices that are observable for the asset, such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable.

The table below reconciles the Level 3 partnership assets within the fair value hierarchy:

($ in thousands)	Amount
Fair value of Level 3 partnership assets at January 1, 2009	$ 2,714
Capital contributions	291
Net ordinary loss attributable to partnership assets	(76)
Realized and unrealized loss	(145)
Fair value of Level 3 partnership assets at December 31, 2009	2,784
Capital contributions	493
Net ordinary loss attributable to partnership assets	(88)
Realized and unrealized gain	854
Capital distributions	(458)
Fair value of Level 3 partnership assets at December 31, 2010	$ 3,585

The partnership fund manager uses a market approach in estimating the fair value of the plan's Level 3 asset. The market approach estimates the fair value by first, determining the entity's earnings before interest, taxes, depreciation and amortization and then multiplying that value by an estimated multiple. When establishing an appropriate multiple, the fund manager considers recent comparable private company transactions and multiples paid. The entity's net debt is then subtracted from the calculated amount to arrive at an estimated fair value for the entity. The fund manager's goal is to provide a conservative estimate of the fair value of such assets and to utilize conservative estimates of multiples used in establishing such fair values.

The fixed annuity contracts were purchased at market value when plan participants retire in order to provide these participants with the pension benefits under the rules of the pension plan. Once purchased, these annuities have no tradable value. Fair value has instead been assessed as the present value, using certain actuarial assumptions, of the stream of expected payments. Accordingly, these fixed annuities are classified as Level 3 under the fair value hierarchy.

The table below reconciles the Level 3 fixed annuity contracts within the fair value hierarchy:

($ in thousands)	Amount
Fair value of Level 3 fixed annuity contracts at January 1, 2009	$ —
Purchases	904
Fair value of Level 3 fixed annuity contracts at December 31, 2009	904
Purchases	508
Net gain	17
Fair value of Level 3 fixed annuity contracts at December 31, 2010	$ 1,429

The expected contributions to be made by CTS to the Pension Plans and the other postretirement benefit plan during 2011 are $3.5 million and $0.4 million, respectively.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

($ in thousands)	Pension Plans	Other Postretirement Benefit Plan
2011	$ 17,561	$ 374
2012	17,037	378
2013	17,075	380
2014	16,680	379
2015	17,088	377
Thereafter	87,706	1,788

Defined Contribution Plans

CTS sponsors a 401(k) plan that covers substantially all of its U.S. employees. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) plan and the other plans totaled $3.5 million in 2010, $2.6 million in 2009, and $4.1 million in 2008.

NOTE I—Equity-Based Compensation

At December 31, 2010, CTS had five equity-based compensation plans: the 1996 Stock Option Plan ("1996 Plan"), the 2001 Stock Option Plan ("2001 Plan"), the Nonemployee Directors' Stock Retirement Plan ("Directors' Plan"), the 2004 Omnibus Long-Term Incentive Plan ("2004 Plan"), and the 2009 Omnibus Equity and Performance Incentive Plan ("2009 Plan"). All of these plans, except the Directors' Plan, were approved by shareholders. As of December 2009, additional grants can only be made under the 2004 and 2009 Plans. CTS believes that equity-based awards align the interest of employees with those of its shareholders.

The 2009 Plan, and previously the 1996 Plan, 2001 Plan and 2004 Plan, provides for grants of incentive stock options or nonqualified stock options to officers, key employees, and nonemployee members of CTS' board of directors. In addition, the 2009 Plan and the 2004 Plan allow for grants of stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, and other stock awards.

The following table summarizes the compensation expense included in the Consolidated Statements of Earnings/(Loss) for the years ending December 31, 2010, 2009, and 2008 relating to equity-based compensation plans:

($ in thousands)	Year ended December 31		
	2010	2009	2008
Stock options [1]	$ 3	$ 36	$ 127
Restricted stock units	4,032	3,519	3,216
Restricted stock	—	—	32
Total	$ 4,035	$ 3,555	$ 3,375

_____
[1] *Stock option expense includes $1 for the year ended December 31, 2008 related to non-employee director stock options.*

The total tax benefit related to the equity-based compensation plans recognized in income is approximately $1.6 million for the year ended December 31, 2010 and $1.4 million for the years ended December 31, 2009, and 2008.

The following table summarizes the plan status as of December 31, 2010:

	2009 Plan	2004 Plan	2001 Plan	1996 Plan
Awards originally available	3,400,000	6,500,000	2,000,000	1,200,000
Stock options outstanding	—	264,700	701,013	127,350
Restricted stock units outstanding	559,879	247,722	—	—
Options exercisable	—	264,700	701,013	127,350
Awards available for grant	2,701,098	268,500	—	—

Stock Options

Stock options are exercisable in cumulative annual installments over a maximum 10-year period, commencing at least one year from the date of grant. Stock options are generally granted with an exercise price equal to the market price of the Company's stock on the date of grant. The stock options generally vest over four years and have a 10-year contractual life. The awards generally contain provisions to either accelerate vesting or allow vesting to continue on schedule upon retirement if certain service and age requirements are met. The awards also provide for accelerated vesting if there is a change in control event.

The Company estimates the fair value of the stock option on the grant date using the Black-Scholes option-pricing model and assumptions for expected price volatility, option term, risk-free interest rate, and dividend yield. Expected price volatilities are based on historical volatilities of the Company's stock. The expected option term is derived from historical data on exercise behavior. The range of option terms shown below results from certain groups of employees exhibiting different behavior. The dividend yield is based on historical dividend payments. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

A summary of the status of stock options as of December 31, 2010, and changes during the year then ended, is presented below:

($ in thousands except per share amounts)	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2010	1,179,088	$ 13.72		
Exercised	(17,500)	$ 7.70		
Expired	(68,525)	$ 33.11		
Outstanding at December 31, 2010	1,093,063	$ 12.61	2.2 years	$ 1,162
Exercisable at December 31, 2010	1,093,063	$ 12.61	2.2 years	$ 1,162

The total intrinsic value of stock options exercised during the year ended December 31, 2010 was $31,000. No options were exercised during the year ended December 31, 2009. There was no intrinsic value for options exercised during the year ended December 31, 2008. No stock options were granted during the years ended December 31, 2010, 2009 or 2008.

A summary of the nonvested stock options as of December 31, 2010, and changes during the year then ended, is presented below:

($ in thousands except per share amounts)	Options	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2010	20,750	$ 6.24
Vested	(20,750)	6.24
Nonvested at December 31, 2010	—	—

The total fair value of stock options vested during the years ended December 31, 2010, 2009, and 2008 was approximately $0.1 million, $0.3 million, and $0.5 million, respectively. As of December 31, 2010, there was no unrecognized compensation cost related to nonvested stock options. CTS recognized expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

The following table summarizes information about stock options outstanding at December 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/10	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable at 12/31/10	Weighted-Average Exercise Price
$ 7.70 – 11.11	691,513	2.63	$ 9.39	691,513	$ 9.39
13.68 – 16.24	224,300	2.69	14.13	224,300	14.13
23.00 – 25.10	177,250	0.30	23.24	177,250	23.24

Service-Based Restricted Stock Units

Service-based restricted stock units ("RSUs") entitle the holder to receive one share of common stock for each unit when the unit vests. RSUs are issued to officers and key employees and non-employee directors as compensation. Generally, the RSUs vest over a three- to five-year period.

RSUs granted to non-employee directors vest one month after granted. Upon vesting, the non-employee directors elect to either receive the stock associated with the RSU immediately, or defer receipt of the stock until their retirement from the Board of Directors. The fair value of the RSUs is equivalent to the trading value of the Company's stock on the grant date.

A summary of RSU activity as of December 31, 2010, and changes during the year then ended, is presented below:

($ in thousands except per share amounts)	Units	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2010	854,745	$ 8.47		
Granted	332,000	8.10		
Converted	(299,795)	8.54		
Forfeited	(79,349)	7.46		
Outstanding at December 31, 2010	807,601	$ 8.39	6.2 years	$ 8,932
Convertible at December 31, 2010	143,455	$ 9.30	20.4 years	$ 1,587

The weighted-average grant-date fair value of RSUs granted during the years ended December 31, 2010, 2009, and 2008 was $8.10, $6.42, and $8.94, respectively. The total intrinsic value of RSUs converted during the years ended December 31, 2010, 2009 and 2008 was $3.1 million, $1.5 million and $1.6 million, respectively.

A summary of the nonvested RSUs as of December 31, 2010, and changes during the year then ended, is presented below:

	RSUs	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2010	734,790	$ 8.31
Granted	332,000	8.10
Vested	(323,295)	8.54
Forfeited	(79,349)	7.46
Nonvested at December 31, 2010	664,146	8.20

The total fair value of RSUs vested during the years ended December 31, 2010 and 2009 was approximately $2.8 million and $2.7 million, respectively. CTS recorded compensation expense of approximately $2.8 million, $2.6 million and $2.7 million related to service-based restricted stock units during the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, there was $1.7 million of unrecognized compensation cost related to RSUs. That cost is expected to be recognized over a weighted-average period of 1.3 years. CTS recognizes expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

Performance-Based Restricted Stock Units

On February 6, 2007, CTS granted performance-based restricted stock unit awards for certain executives. Executives received a total of 17,100 units based on achievement of year-over-year sales growth and free cash flow performance goals for fiscal year 2007. These units cliff vested and converted one-for-one to CTS common stock on December 31, 2010.

On February 5, 2008, CTS granted performance-based restricted stock unit awards to certain executives. Vesting may occur, if at all, at a rate from zero percent to 200% of the target amount of 42,200 units in 2010 subject to certification of the 2009 fiscal year results by CTS' independent auditors. Vesting is dependent upon CTS' achievement of sales growth targets. No awards were granted as the sales growth targets were not met.

On February 2, 2010, CTS granted performance-based restricted stock unit awards for certain executives. Vesting may occur in the range from zero percent to 200% of the target amount of 78,000 units in 2012 subject to certification of the 2011 fiscal year results by CTS' independent auditors. Vesting is dependent upon CTS' achievement of sales growth targets.

CTS recorded compensation expense of approximately $357,000, $101,000 and $81,000 related to performance-based restricted stock units during the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010 there was $327,000 of unrecognized compensation cost related to performance-based RSUs. That cost is expected to be recognized over a weighted-average period of 1 year.

Market-Based Restricted Stock Units

On July 2, 2007, CTS granted a market-based restricted stock unit award for an executive officer. An aggregate of 25,000 units may be earned in performance years ending in the following three consecutive years on the anniversary of the award date. Vesting may occur in the range from zero percent to 150% of the target award on the end date of each performance period and is tied exclusively to CTS total stockholder return relative to 32 enumerated peer group companies' total stockholder return rates. The vesting rate will be determined using a matrix based on a percentile ranking of CTS total stockholder return with peer group total shareholder return over a three-year period. During the year ended December 31, 2010, 12,500 units was earned and awarded to the executive officer.

On February 5, 2008, CTS granted market-based restricted stock unit awards for certain executives. In the first half of 2010, 57,300 restricted stock units were vested. Such vesting was dependent upon CTS' total stockholder return relative to 29 enumerated peer group companies' stockholder return rates.

On February 4, 2009, CTS granted market-based restricted stock unit awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 128,000 units in 2011. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies' stockholder return rates.

On February 2, 2010, CTS granted market-based restricted stock unit awards for certain executives and key employees. Vesting may occur in the range from zero percent to 200% of the target amount of 117,000 units in 2012. Vesting is dependent upon CTS total stockholder return relative to 28 enumerated peer group companies' stockholder return rates.

CTS recorded compensation expense of approximately $852,000, $831,000 and $448,000 related to market-based restricted stock units during the years ended December 31, 2010, 2009 and 2008, respectively.

As of December 31, 2010 there was approximately $583,000 of unrecognized compensation cost related to market-based RSUs. That cost is expected to be recognized over a weighted average period of 1 year.

Stock Retirement Plan

The Directors' Plan provided for a portion of the total compensation payable to nonemployee directors to be deferred and paid in CTS stock. The Directors' Plan was frozen effective December 1, 2004. All future grants will be from the 2009 Plan.

NOTE J—Income Taxes

Earnings/(loss) before income taxes consist of the following for the years ended December 31:

($ in thousands)	2010		2009		2008	
Domestic	$	(1,742)	$	(35,083)	$	4,456
Non-U.S.		29,768		14,669		21,799
Total	$	28,026	$	(20,414)	$	26,255

Significant components of income tax provision/(benefit) are as follows for the years ended December 31:

($ in thousands)	2010		2009		2008	
Current:						
Federal	$	(367)	$	343	$	41
State		307		218		212
Non-U.S.		3,471		7,088		3,842
Total Current		3,411		7,649		4,095
Deferred:						
Federal		(266)		3,801		(1,676)
State		530		570		180
Non-U.S.		2,313		1,616		(4,406)
Total Deferred		2,577		5,987		(5,902)
Total provision/(benefit) for Income Taxes	$	5,988	$	13,636	$	(1,807)

Significant components of the CTS' deferred tax assets and liabilities at December 31 are:

($ in thousands)	2010		2009	
Postretirement benefits	$	2,109	$	1,720
Inventory reserves		1,991		1,651
Loss carryforwards		56,199		67,166
Credit carryforwards		12,680		13,746
Nondeductible accruals		6,545		7,020
Research expenditures		20,245		16,126
Prepaid Charges		3,576		0
Other		6,974		3,921
Gross deferred tax assets		110,319		111,350
Pensions		15,568		11,970
Depreciation		7,529		1,391
Unrealized Foreign Exchange Gain		1,760		512
Other		874		627
Gross deferred tax liabilities		25,731		14,500
Net deferred tax assets		84,588		96,850
Deferred tax asset valuation allowance		(13,908)		(18,642)
Total net deferred tax assets	$	70,680	$	78,208

Current deferred tax assets of $12.1 million and $10.4 million are included as current assets in the Company's consolidated balance sheets at December 31, 2010 and December 31, 2009, respectively. Long-term deferred tax assets of $60.0 million and $68.3 million are included as other assets in the Company's consolidated balance sheets at December 31, 2010 and December 31, 2009, respectively.

There was no current deferred tax liability at December 31, 2010. Current deferred tax liability of $0.1 million is included as a component of "Other accrued liabilities" on the Company's consolidated balance sheets at December 31, 2009. Long-term deferred tax liability of $1.4 million and $0.4 million are included as a component of "Other long-term obligations" on CTS' consolidated balance sheets at December 31, 2010 and December 31, 2009, respectively. The long-term deferred tax assets and long-term deferred tax liabilities were not netted since these items relate to different tax jurisdictions.

At the end of each annual reporting period, the Company makes an assessment of the ultimate realizability of its net deferred tax assets, including deferred tax assets associated with accumulated net operating losses in the various jurisdictions in which it operates. In assessing the ultimate realizability of its net deferred tax assets, the Company considers its past performance, available tax strategies, and expected future taxable income during the tax loss and credit carryforward periods.

Generally, the Company assesses that it is more likely than not its net tax assets will be realized during the available carryforward periods. The Company has determined, however, that a valuation allowance of $13.9 million should be provided for certain deferred tax assets. As of December 31, 2010, the $13.9 million valuation allowance includes $6.3 million for state net operating loss and credit carryforwards, $5.5 million in foreign tax credit carryforwards, and $2.1 million related to foreign net operating losses.

The $4.7 million net decrease in the valuation allowance was primarily due to adjustments for the expiration of a China net operating loss carryforward and reduction in a Canadian net operating loss carryforward.

The following table reconciles taxes at the United States statutory rate to the effective income tax rate for the years ended December 31:

	2010	2009	2008
Taxes at the U.S. statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal income tax benefit	1.94%	(2.51)%	1.35%
Non-U.S. income taxed at rates different than the U.S. statutory rate	(3.60)%	5.7%	(20.78)%
Benefit of scheduled tax credits	(1.02)%	0.86%	(1.31)%
Goodwill impairment	—%	(55.96)%	—%
Cash repatriation	—%	(44.47)%	—%
Benefit of Tax Treaty Change	—%	—%	(5.23)%
Non-U.S. adjustments to valuation allowances	(12.31)%	(8.14)%	(16.03)%
Other	1.36%	2.73%	0.13%
Effective income tax rate	21.37%	(66.79)%	(6.87)%

CTS' overall tax rate reflects tax holidays that CTS' business operations continue to qualify for in various countries. As a result, certain earnings of CTS are subject to tax at reduced rates for a specified period of time. These tax holidays, unless extended, are scheduled to begin expiring during 2011.

At December 31, 2010, no provision had been made for U.S. federal and state income taxes on approximately $177 million of foreign earnings, which are expected to be permanently reinvested outside of the United States. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes (with a possible adjustment for foreign tax credits), state income taxes, and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. tax liability is not practical because of the complexities associated with the related calculation.

No valuation allowance was recorded in 2010 against the U.S. federal net deferred tax assets including the U.S. federal net operating loss carryforward asset of $44 million expiring in 2021-2024. The Company assessed the future realization of these deferred tax assets utilizing taxable income projections for years 2011 through 2019. Management believes that, based upon the historical operating performance of its business units and the successful cost reduction efforts, the Company more likely than not, will realize the benefits of its U.S. net deferred tax assets.

CTS recognizes the financial statement benefit of a tax position based on its technical merits only after determining that the position would be sustained upon examination, including resolution of any related appeals or litigation. A tax position that meets the more likely than not threshold is then measured to determine the amount of benefit recognized in the financial statements. The Company or one of its subsidiaries files income tax returns in the United States federal, various state, and foreign jurisdictions. The Company's open tax years are subject to examination from 2005-2009 for all U.S. jurisdictions. The open years for the international tax returns range from 2003-2009 based on local statutes. U.S. tax authorities also have the ability to review prior tax years to the extent of net operating losses and tax credit carryforwards. Changes may be applied to any open tax years. CTS has approximately $4.6 million of unrecognized tax benefits, which if recognized, would impact the effective tax rate. The Company does not anticipate any significant changes in its unrecognized tax benefits within the next 12 months as a result of examinations or statute lapses. A reconciliation of the beginning and ending unrecognized tax benefits is provided below:

(*$ in thousands*)	2010		2009	
Balance at January 1	$	4,014	$	4,466
Increase related to current year tax positions		63		444
Increase related to prior year tax positions		724		30
Decrease as a result of lapse of statute of limitations		(184)		(844)
Decrease related to settlements with taxing authorities		(31)		(82)
Balance at December 31	$	4,586	$	4,014

CTS' continuing practice is to recognize interest and/or penalties related to income tax matters as income tax expense. However, at the time of adoption and at the year ending December 31, 2010, there were no significant amounts accrued for interest and/or penalties related to uncertain income tax positions.

NOTE K—Treasury Stock

Common stock held in treasury totaled 20,320,759 shares with a cost of $297.0 million, at December 31, 2010 and December 31, 2009. Approximately 6.5 million shares are available for future issuances.

In May 2008, CTS' Board of Directors authorized a program to repurchase up to one million shares of its common stock in the open market at a maximum price of $13 per share. The authorization has no expiration. Reacquired shares will be used to support equity-based compensation programs and for other corporate purposes. During 2008, CTS repurchased 22,500 shares at a total cost of $0.2 million. No shares were repurchased under this program in 2010 and 2009.

In June 2007, CTS' Board of Directors authorized a program to repurchase up to two million shares of common stock in the open market. The authorization expired on June 30, 2009. Reacquired shares were used to support equity-based compensation programs and for other corporate purposes. 689,800 shares were repurchased at a cost of approximately $6.8 million in 2008, which completed this program.

NOTE L—Segments

CTS reportable segments are grouped by entities that exhibit similar economic characteristics and the segment's reporting results are regularly reviewed by CTS' chief operating decision maker to make decisions about resources to be allocated to these segments and to evaluate the segment's performance. CTS has two reportable segments: 1) EMS and 2) Components and Sensors.

EMS includes the higher level assembly of electronic and mechanical components into a finished subassembly or assembly performed under a contract manufacturing agreement with an OEM or other contract manufacturer. Additionally for some customers, CTS provides full turnkey manufacturing and completion including design, bill-of-material management, logistics, and repair.

Components and sensors are products which perform specific electronic functions for a given product family and are intended for use in customer assemblies. Components and sensors consist principally of: automotive sensors and actuators used in commercial or consumer vehicles; electronic components used in communications infrastructure and computer markets; terminators, including ClearONE™ terminators, used in computer and other high speed applications, switches, resistor networks and potentiometers used to serve multiple markets; and fabricated piezo-electric materials and substrates used primarily in medical and industrial markets.

The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance based upon operating earnings before restructuring and restructuring-related charges and goodwill impairment.

Summarized financial information concerning CTS' reportable segments for the years end December 31, 2010, 2009, and 2008 is shown in the following table:

($ in thousands)	EMS	Components & Sensors	Total
2010			
Net sales to external customers	$ 269,781	282,860	552,641
Segment operating (loss)/earnings	(1,813)	31,353	29,540
Total assets	146,865	335,719	482,584
Depreciation and amortization	5,932	11,633	17,565
Capital expenditures	2,180	11,091	13,271
2009			
Net sales to external customers	$ 285,798	$ 213,184	$ 498,982
Segment operating earnings	7,272	10,295	17,567
Total assets	112,525	295,132	407,657
Depreciation and amortization	6,787	12,744	19,531
Capital expenditures	1,456	5,081	6,537
2008			
Net sales to external customers	$ 399,294	$ 292,413	$ 691,707
Segment operating earnings	12,362	24,553	36,915
Total assets	187,024	301,418	488,442
Depreciation and amortization	7,550	16,628	24,178
Capital expenditures	6,536	11,111	17,647

Reconciling information between reportable segments' operating earnings and CTS' consolidated pre-tax income is shown in the following table:

($ in thousands)	Year ended December 31, 2010		2009		2008
Total segment operating earnings	$ 29,540	$	17,567	$	36,915
Restructuring and restructuring-related charges - Components and Sensors	(1,010)		(2,096)		(4,999)
Restructuring and restructuring-related charges – EMS	(687)		(147)		(1,086)
Goodwill impairment – Components and Sensors	—		(2,373)		—
Goodwill impairment - EMS	—		(30,780)		—
Interest expense	(1,074)		(1,878)		(6,193)
Interest income	385		156		1,421
Other income/(expense)	872		(863)		197
Earnings before income taxes	$ 28,026	$	(20,414)	$	26,255

Financial information relating to CTS' operations by geographic area was as follows:

($ in thousands)	Year ended December 31, 2010		2009		2008
Net Sales					
United States	$ 310,569	$	274,398	$	327,631
Singapore	19,365		51,863		121,396
United Kingdom	38,707		32,268		43,012
China	86,487		67,994		98,002
Canada	45,097		31,117		47,810
Other non-U.S.	52,416		41,342		53,856
Consolidated net sales	$ 552,641	$	498,982	$	691,707

Sales are attributed to countries based upon the origin of the sale.

The EMS segment revenues from Hewlett-Packard represented less than 10% of the segment's revenue for the years ended December 31, 2010 and 2009, respectively. The EMS segment revenues from Hewlett-Packard represented $77 million, or 19%, of the segment's revenue for the year ended December 31, 2008.

($ in thousands)	Year ended December 31, 2010		2009		2008
Long-Lived Assets					
United States	$ 28,838	$	26,903	$	30,340
China	34,832		32,441		34,999
United Kingdom	5,028		6,250		6,331
Singapore	3,630		4,523		6,823
Canada	948		1,914		3,198
Taiwan	2,339		5,588		4,957
Other non-U.S	2,598		3,501		4,108
Consolidated long-lived assets	$ 78,213	$	81,120	$	90,756

NOTE M—Contingencies

Certain processes in the manufacture of CTS' current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. CTS has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a potentially responsible party regarding hazardous waste remediation at several non-CTS sites. In addition to these non-CTS sites, CTS has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against CTS with respect to other environmental matters. In the opinion of management, based upon presently available information relating to all such matters, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position, results of operations, or cash flows of CTS.

CTS manufactures accelerator pedals for a number of automobile manufacturers, including subsidiaries of Toyota Motor Corporation ("Toyota"). In January 2010, Toyota initiated a recall of approximately 2.3 million vehicles in North America containing pedals manufactured by CTS. The pedal recall and associated events have led to the Company being named as a co-defendant with Toyota in certain litigation. In February 2010, CTS entered into an agreement with Toyota whereby Toyota agreed that it will indemnify, defend, and hold the Company harmless from, and the parties will cooperate in the defense of, third-party civil claims and actions that are filed or asserted in the United States or Canada and that arise from or relate to alleged incidents of unintended acceleration of Toyota and Lexus vehicles. The limited exceptions to indemnification restrict CTS' share of any liability to amounts collectable from its insurers.

Certain other claims are pending against CTS with respect to matters arising out of the ordinary conduct of the Company's business. For all other claims, in the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been accrued or the ultimate anticipated costs will not materially affect CTS' consolidated financial position, results of operations, or cash flows.

NOTE N—Leases

CTS incurred approximately $6.9 million of rent expense in 2010, $7.5 million in 2009, and $6.3 million in 2008. The future minimum lease payments under the Company's lease agreements are $6.5 million in 2011, $4.5 million in 2012, $3.8 million in 2013, $3.0 million in 2014, $2.3 million in 2015, and $5.6 million thereafter. Future sub-lease income is $0.6 million in 2011 and $0.3 million in 2012.

NOTE O—Restructuring Charges

In November 2007, CTS announced plans to realign certain manufacturing operations and eliminate approximately 103 net positions during the fourth quarter of 2007. The realignment is intended to create synergies by further enhancing the Company's shared services model to include manufacturing support functions at its locations that serve more than one business. As of December 31, 2007, the realignment plans were substantially complete.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2008:

($ in millions) November 2007 Plan	Planned Costs	Actual Incurred Through December 31, 2008
Workforce reduction	$ 1.7	$ 1.5
Asset impairments	0.9	1.2
Restructuring charge	2.6	2.7
Equipment relocation	0.2	0.1
Other costs	0.2	0.4
Restructuring-related costs	0.4	0.5
Total restructuring and restructuring-related costs	$ 3.0	$ 3.2

Of the restructuring and restructuring-related costs incurred, $0.9 million relates to the Components and Sensors segment and $2.3 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings/(Loss) and the restructuring-related costs are included in cost of goods sold. During the first quarter of 2008 CTS incurred $0.2 million of restructuring charges and $0.3 million of restructuring-related costs. Restructuring actions were completed during the second quarter of 2008. There was no restructuring reserve related to this plan at December 31, 2008.

In September 2008, CTS initiated certain restructuring actions to transfer and consolidate certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 400 positions and the write-off of certain leasehold improvements during the second half of 2008. These actions were substantially complete in December 2008.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2008:

($ in millions) September 2008 Plan	Planned Costs	Actual Incurred Through December 31, 2008
Workforce reduction	$ 2.4	$ 3.9
Asset impairments	1.1	1.2
Other charges	0.2	0.1
Restructuring charge	3.7	5.2
Equipment and employee relocation	0.2	0.1
Other costs	0.5	0.2
Restructuring-related costs	0.7	0.3
Total restructuring and restructuring-related costs	$ 4.4	$ 5.5

Of the restructuring and restructuring-related costs incurred, $4.8 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings/(Loss) and the restructuring-related costs are included in cost of goods sold. Restructuring actions were completed during the fourth quarter of 2008. There was no restructuring reserve related to this plan at December 31, 2009.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2009:

($ in millions) September 2008 Plan	
Restructuring liability at January 1, 2009	$ 1.7
Restructuring and restructuring-related charges, excluding asset impairments and write-offs	—
Cost paid	(1.7)
Restructuring liability at December 31, 2009	$ —

In March 2009, CTS initiated certain restructuring actions to reorganize certain operations to further improve its cost structure. These actions resulted in the elimination of approximately 268 positions and were completed in the first quarter of 2009.

The following table displays the planned restructuring and restructuring-related charges associated with the realignment, as well as a summary of the actual costs incurred through December 31, 2009:

($ in millions) March 2009 Plan	Planned Costs	Actual Incurred Through December 31, 2009
Workforce reduction	$ 1.9	$ 2.1
Asset impairments	—	0.1
Total restructuring charge	$ 1.9	$ 2.2

Of the restructuring and impairment costs incurred, $2.1 million relates to the Components and Sensors segment and $0.1 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings/(Loss) and the restructuring-related costs are included in cost of goods sold.

The following table displays the restructuring reserve activity related to the realignment for the period ended December 31, 2009:

($ in millions)	March 2009 Plan	
Restructuring liability at January 1, 2009	$	—
Restructuring and restructuring-related charges, excluding asset impairments and write-offs		2.1
Cost paid		(2.1)
Restructuring liability at December 31, 2009	$	0.0

In December 2010, CTS implemented a restructuring plan to realign and consolidate certain operations for the purpose of improving its cost structure. The implementation of this plan resulted in the elimination of approximately 80 positions and the write-off of certain inventory and long-lived assets during the fourth quarter of 2010. The implementation was substantially completed by the end of December 2010.

The following table displays the planned restructuring and restructuring-related charges associated with the restructuring plan as well as a summary of the actual costs incurred through December 31, 2010:

($ in millions) December 2010 Plan	Planned Costs	Actual Incurred Through December 31, 2010
Workforce reduction	$ 1.3	$ 1.3
Asset impairments	0.3	0.1
Restructuring charge	1.6	1.4
Other costs	0.3	0.3
Restructuring-related costs	0.3	0.3
Total restructuring and restructuring-related costs	$ 1.9	$ 1.7

Of the $1.9 million planned restructuring costs, $1.1 million relates to the Components and Sensors segment and $0.8 million relates to EMS. Of the restructuring and restructuring-related costs incurred, $1.0 million relates to the Components and Sensors segment and $0.7 million relates to the EMS segment. Restructuring charges are reported on a separate line on the Consolidated Statements of Earnings/(Loss) and the restructuring-related costs are included in cost of goods sold.

The following table displays the restructuring reserve activity related to the implementation of this restructuring plan:

($ in millions)	December 2010 Plan	
Restructuring liability at January 1, 2010	$	—
Restructuring and restructuring-related charges, excluding asset impairments and write-offs		1.3
Cost paid		(0.3)
Restructuring liability at December 31, 2010	$	1.0

NOTE P – Subsequent Events

In January 2011, CTS acquired certain assets and assumed certain liabilities of Fordahl SA, a privately held company located in Brugg, Switzerland. This business was acquired with $2.9 million cash on hand. The assets acquired include machinery and equipment, inventory and certain intellectual property.

The Fordahl SA product line includes high-performance temperature compensated crystal oscillators and voltage controlled crystal oscillators. This product line is expected to expand CTS' frequency product portfolio from clocks and crystals to highly-engineered precision ovenized oscillators. This acquisition is expected to add new customers and to open up new market opportunities for CTS.

This acquisition will be accounted for using the acquisition method of accounting whereby the total purchase price will be allocated to tangible and intangible assets based on the fair market values on the date of acquisition. The pro forma effects of the results of this acquisition are immaterial to CTS' results of operations.

NOTE Q – Quarterly Financial Data

<p align="center">Quarterly Results of Operations
(Unaudited)</p>

($ in thousands)	Net Sales		Gross Margins		Operating Earnings/ (Loss)		Net Earnings/ (Loss)		Earnings/ (Loss) per Share - Basic & Diluted	
2010										
4th quarter	$	**145,025**	$	**29,122**	$	**5,984**	$	**4,800**	$	**0.14**
3rd quarter		**139,362**		**29,969**		**7,771**		**6,915**		**0.20**
2nd quarter		**138,851**		**30,340**		**7,741**		**5,892**		**0.17**
1st quarter		**129,403**		**30,479**		**6,347**		**4,431**		**0.13**
2009										
4th quarter	$	133,888	$	30,948	$	8,259	$	4,143	$	0.12
3rd quarter		126,565		26,185		6,283		4,481		0.13
2nd quarter		120,398		21,878		3,169		(7,025)		(0.21)
1st quarter		118,131		19,829		(35,540)		(35,649)		(1.06)

<p align="center">CTS CORPORATION
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS</p>

	Balance at Beginning of Period		Additions Charged/ (Credit) to Expense		Charged to Other Accounts		Deductions		Balance at End of Period	
					(In thousands of dollars)					
Year ended December 31, 2010:										
Allowance for doubtful accounts	$	2,119	$	(733)	$	—	$	(117)	$	1,269
Inventory reserve provision	$	6,951	$	2,661	$	—	$	(3,047)	$	6,565
Year ended December 31, 2009:										
Allowance for doubtful accounts	$	2,165	$	222	$	—	$	(268)	$	2,119
Inventory reserve provision	$	6,781	$	1,752	$	—	$	(1,582)	$	6,951
Year ended December 31, 2008:										
Allowance for doubtful accounts	$	1,304	$	874	$	—	$	(13)	$	2,165
Inventory reserve provision	$	6,392	$	5,144	$	—	$	(4,755)	$	6,781

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